File No. 24-10142

United States
Securities and Exchange Commission
Washington, DC 20549

AMENDMENT #3
FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6411	56-2552892
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
(a) Issuer's Directors:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(b) Issuer's Officers:		
Robert J. Tonachio, Sr. President, Chief Executive Officer, Chief Financial Officer	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Robert J. Tonachio, Jr. Chief Operating Officer Vice President	337 Blue Springs Circle Ten Mile, TN 37880	615 River Road Kingston, Tennessee 37763
(c) Issuer's general partners:	None	

(d) and (e) Record and Beneficial Owners of 5% or more:

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Robert J. Tonachio, Sr.	10,200,000 common 5,000 preferred	97.15%	1410 W. Northfield Blvd Murfreesboro, TN 37129	615 River Road Kingston, TN 37763

(1) Based on 10,500,000 shares of common stock outstanding.

	Residential Address	Business Address
(f) Promoters of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(g) Affiliates of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(h) Counsel to the Issuer:		
Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

(i) Underwriters: None
(j) Underwriter's directors: Not applicable
(k) Underwriter's officers: Not applicable
(l) Underwriter's general partners: Not applicable
(j) Underwriter's counsel: Not applicable

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its predecessor company, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offered by the Company in the following jurisdictions:

Arizona	Maryland	North Carolina
California	Massachusetts	Ohio
Colorado	Michigan	Oklahoma
Florida	Minnesota	Pennsylvania
Georgia	Nevada	South Carolina
Idaho	New Hampshire	Tennessee
Illinois	New Jersey	Texas
Indiana	New Mexico	Virginia
Kentucky	New York	Washington
Louisiana		

The Company intends to offer the securities in this offering without public advertising or general solicitation within the rules of the states in which it intends to sell. On a state level, the Company intends to offer these securities in a manner similar to an offering made pursuant to Rule 506 of Regulation D which imposes a limitation on the manner of offering to prohibit general solicitation or advertising and to sell to investors with knowledge or experience in financial and business matters or who is an accredited investor. The Company will not sell any securities in states in which it is in violation of state law to do so in the manner intended by the Company.

The Company intends that the securities will be offered by the Company to individuals or entities known to the issuer, its officers, director and its contracted insurance agents. All sales will be made through the president of the Company, Robert J. Tonachio. The securities will not be offered by any underwriters, dealers or salespersons in any jurisdictions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 9, 2005, Robert James & Associates, Inc. issued 10,500,000 shares of its common stock to the following persons in the following amounts:

Robert J. Tonachio, Sr.	President, director	10,200,000 shares
Robert J. Tonachio, Jr.	Vice President	300,000 shares

The shares were issued in exchange for their interest in the predecessor sole proprietorship which interest includes the national contracts with insurance companies and the individual contracts with insurance agents which they had cultivated, recruited, trained, and monitored for an aggregate value of $2,565,000. This value was computed by taking an estimate of the costs involved over two years for the recruiting, training, monitoring and servicing of an insurance agent. This estimated figure was multiplied by 3,500 (the number of agents trained by the Company) for a value of $2,565,000. Due to Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board, the Company cannot show the value of these contracts in its financial statements. The Company valued the office equipment and supplies, including desks, computers, filing cabinets, printers and copier at $11,500, or the book value less the accumulated depreciation. The founders also exchanged approximately $5,800 in cash, $990,000 in accounts receivable, and $988,300 in accounts payable and accrued expenses. The net financial statement assets exchanged for the stock was $19,000. The value of these assets was determined by the president of the Company working with the Company's outside accountant. The Company valued the shares at par, $.0001 per share. The Company believes that the shares were issued to accredited investors with access to information about the Company. The

Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share for an aggregate valuation of $500,000, the value assigned the non-competition agreement of Mr. Tonachio to the Company over the 5 year term of the contract. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president. Other officers and directors of the Company may refer contacts or potential sales to the president.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

None

PART II

OFFERING CIRCULAR
Model B

Dated October 10, 2006

File No. 24-10142

OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

ROBERT JAMES & ASSOCIATES, INC.

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address and telephone number of principal executive offices)

This offering consists of 800,000 shares at $5.00 per share.

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 shares of its common stock at $5.00 per share and is qualifying such shares for sale, pursuant to the exemption from registration provided by Regulation A (the "Shares").

The minimum investment in the offering is 100 shares or $500.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer or Other Persons
Per Unit	$ 5.00	$ 0	$ 5.00 (2)
Total Maximum	$ 4,000,000	$ 0	$ 4,000,000 (2)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Does not include offering costs including legal, accounting and printing costs estimated at approximately between $60,000 to $80,000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 180 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

The Company's securities are not currently traded on any public market. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. There is no escrow or trust account in which subscriber funds will be held for any period of time. The proceeds from the sale of the Shares will become immediately available for use by the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY INFORMATION

Robert James & Associates, Inc. (the "Company") was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously 100% owned and operated, for over 13 years, as a sole proprietorship by Robert J. Tonachio, Sr., president of the Company. Mr. Tonachio is the major shareholder of the Company and is its key employee.

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products including classes of guaranteed fixed annuities and life and insurance products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits, hires, trains and contracts with insurance agents and financial planners for the sale of these insurance products. Different insurance companies and others refer to the business of the Company with various names, sometimes as "insurance wholesalers" or "independent marketing organization" or sometimes "field marketing organization".

The Company has contracted and trained approximately 3,500 insurance agents of which the Company estimates that approximately 1,000 are active at any given time. That is, not all those 1,000 agents are producing in one month but that during the year most of those agents will produce some insurance product sales. The Company considers an agent active if the agent attends a workshop or seminar, turns in business, or communicates his activity with the Company in some other fashion. Although a particular insurance agent may not be producing at any given time, the Company does not consider an insurance agent inactive until an agent specifically notifies the Company that he is no longer continuing in the insurance business, his license is cancelled, or he dies. Because agents may not produce insurance business for periods of time, the number of active agents that the Company considers active is fluid and changes almost daily and the Company can only estimate the number actively selling insurance products.

The Company enters into contracts with certain of the insurance companies on behalf of the agents for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies. The insurance companies are selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The Company receives revenues from the sale of the insurance products by these contracted agents. In effect, the Company acts as a conduit of the insurance products created by the insurance companies to the Company's agents, who in turn offer the products to their clients. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company. The Company experienced a loss in income in 2004 of $6,400 but realized $167,800 in income in 2005.

The Company is qualified to do business in the states listed below. Each of the insurance companies with whom the Company is in contract is licensed as an insurance company in each of the states listed and the insurance products offered by these insurance companies are approved by each state insurance department. Further each of the Company's contracted insurance agents are licensed by the states in which they do business either as a resident or non-resident agent. As an insurance marketing company, the Company itself is not required to be licensed by the state's insurance department as an insurance agent. However, the president of the Company, Robert J. Tonachio, Sr., is licensed as an insurance agent or broker in each of the states listed below.

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

As its main marketing technique, the Company holds frequent 3-hour seminars at locations throughout the United States targeted to licensed insurance agents and financial planners to introduce the Company and the products of the insurance companies it represents and to encourage the insurance agents and financial planners to enter into contractual selling arrangements with the Company.

The Company also conducts additional training sessions in Nashville, Tennessee, at which its licensed and contracted insurance agents as well as financial planners study advanced insurance and annuity products. The Company refers to these training sessions as the "American Annuity Academy". The Academy trains the agents in client needs analysis and assessing suitability of products for their clients. Training is also offered to the agents on various financial planning techniques such as safe and secure ways to increase client income, reduce client taxes and to handle inheritance issues. Many of the instructors at the Academy are provided by the major insurance companies.

The offering consists of the sale of up to 800,000 Shares at $5.00 per Share.

RISK FACTORS

A purchase of the Shares is an investment in the Company's common stock. Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock. The Company has listed the following risk factors of which it is presently aware or about which it can postulate which it believes to be all those material to an investment decision in this offering.

Specific Risks of Investment

The Company has been and will continue to be dependent on one person who serves as the Company's president, director and major shareholder; a loss of his services would be materially significant and would impact the Company very adversely economically. The Company's one executive officer, Robert Tonachio, Sr., is also the Company's sole director, who was the owner of the predecessor sole proprietorship. The insurance companies with whom the Company is in contract have dealt almost exclusively with Mr. Tonachio. The management and the growth of the Company for the past 13 years have been accomplished solely by Mr. Tonachio. The business is greatly dependent upon the active participation of Mr. Tonachio. Although the Company intends to employ full-time personnel experienced in insurance sales, the loss of Mr. Tonachio's services for any reason could have a material adverse effect on the Company's existing and proposed business.

With one person who is also the major shareholder serving as the Company's president and sole director, there is potential for favored actions by the Company. As the sole director and president, Mr. Tonachio is not subject to the cross-checks and balances for corporate action which would the case if there were additional directors or executive officers. This means that Mr. Tonachio has sole control over actions to be taken by the Company. Such control could result in actions being taken by the Company which would be detrimental to its investors including such possible actions as unduly large compensation packages, overly-liberal expense reimbursement or self-dealing transactions.

In addition to having control as the sole director and president, Mr. Tonachio is the major shareholder of the Company owning 97.15% of the outstanding stock before the offering (and 90.3% after the offering if all shares are sold). This provides him with the voting control to approve any such measures taken by the Company and possibly prohibits or discourages any effective shareholder action challenging such actions, if such actions were ever taken. Shareholders owe no fiduciary or other duty to the Company or to other shareholders and will usually act or vote in a manner that most conforms to their goals for the Company. A director, however, is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company.

As the sole director of the Company, Mr. Tonachio can amend or waive the lock-up agreement. Mr. Tonachio owns 10,200,000 shares of the common stock of the Company which shares are subject to a 24-month lock-up agreement. Because he is the sole director, Mr. Tonachio is able to amend or waive this lock-up agreement in his sole discretion and make the shares immediately available for trade pursuant to the rules governing sale of restricted securities (Rule 144). However, as a director of the Company Mr. Tonachio is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company.

As the sole director of the Company, Mr. Tonachio can amend his own employment contract including his compensation arrangements. Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this present employment agreement, including increasing its compensation terms. In addition, the bonus package that is part of the employment agreement is based upon the Company's pretax profitability figures. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis and based on figures provided by Mr. Tonachio as president of the Company. Such an arrangement creates the opportunity for mismanagement or misuse of authority; however, a company director is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company.

The current employment agreement with Mr. Tonachio provides for continuation of the contract payments after death or disability which would reduce the Company's profitability as it would lose its primary officer and simultaneously be liable for extraordinary payments. Upon death or disability, the employment contract with Mr. Tonachio requires the Company pay to his beneficiary the remainder of the sum due under the contract to the end of the contract period ($120,000 per year), exclusive of bonuses, with respect to the periods subsequent to his death or disability. However, any payment received from the key man insurance policy on the death of Mr. Tonachio, will supersede this payment. Such a requirement that the Company pay the remainder of the employment contract while simultaneously losing the services of Mr. Tonachio, Sr. would cause a severe burden on the resources of the Company which would be difficult for it to meet.

The Articles of Incorporation allow transactions between the Company and its directors or officers with Board and shareholder approval, but the Board and majority shareholder are controlled by a single person who could then approve such transaction. The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Mr. Tonachio will remain as the majority shareholder after completion of this offering. As a director, Mr. Tonachio has a fiduciary duty to act in the best interests of the Company in effecting any potential transaction between the Company and himself or any other future director.

The redemption of the outstanding shares of preferred stock would cause significant financial distress to the Company. The Company has issued 5,000 shares of its 2% convertible non-voting preferred stock to Mr. Robert Tonachio Sr., the president, sole director and major shareholder of the Company. Twenty-four months after the close of this offering, those shares can be redeemed by the Company at $1,000 per share or can be convertible by the holder into an aggregate of 5,000,000 shares of common stock. Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000. Such an obligation would be a huge financial burden to the Company which it could take years to repay. Alternatively, 24 months after the closing of this offering, Mr. Tonachio may elect to convert the non-voting preferred shares into 5,000,000 shares of voting common, which would give him additional control of the Company. Mr. Tonachio does not anticipate either the redemption or conversion of the shares, but the event of such action could severely impact on the Company and any investor at that time.

If the Company did not meet the standards of the national and regional insurance companies to enter into relations with them, then the Company would suffer dramatic downturn in its operations and revenues. The Company has entered into contracts with numerous national insurance companies for sale of the insurance, annuity and retirement products offered by those companies. The insurance company will review the Company's background and past production volume and history and will usually require the Company to have had approximately $10,000,000 in gross premium revenues before entering into a national contract with it. If the Company failed to meet the background standards or if its gross premium revenues fell below the benchmark amount, then any one or more insurance companies may not renew or enter into a contract with the Company for the sale of its insurance products. If many of the insurance companies with whom the Company is now contracted were not to continue to allow the Company to sell its products, the Company would not be able to furnish its contracted agents with competitive products and could suffer a significant loss of income.

Because management has broad discretion on the use of proceeds from this offering, investors will not know the steps the Company intends to take to reach its goals nor be able to judge if such steps when taken are effective and efficient. The Company intends to use the majority of the proceeds of this offering to expand its contracted group of financial planners and insurance agents through various means. The Company anticipates that it will effect such expansion through the increased use of emails, direct mail and telemarketing to insurance agents and financial planners to advertise its Academy and to build attendance at workshops to be conducted in various places in the United States. However, this expansion is primarily at the discretion of management and its analysis of the effect of any one or more of these techniques. Management may determine to utilize other methods to expand its selling force. An investor must be confident in the ability of management to analyze and determine the most effective use of the proceeds of this offering to increase the Company's agent base.

Since this offering is a "best efforts" offering, there is no minimum number of shares that must be sold to close the offering and an investor may find at the close of the offering that a nominal amount of securities has been sold and that the Company will not be able to meet its expansion plans described in the offering. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. The proceeds from the sale of the Shares will become immediately available upon sale for use by the Company. The offering will close 180 days from the date of qualification, unless extended for 90 days at the sole discretion of the Company, regardless of the number of Shares that have been sold. The fewer Shares sold, the less funds the Company will have for the planned expansion of its marketing programs and other activities. This could result in smaller growth, if any at all, of the Company. Under such circumstances additional capital may be obtained from other sources. To obtain such additional capital, the Company may enter into joint ventures or into other potential new business expansion opportunities. However, there can be no assurance that such additional capital that may be needed can be easily or quickly obtained. As of June 31, 2006, the Company had cash on hand of $31,500.

Investors in this offering will suffer an immediate dilution in the value of the Shares purchased. The initial shareholders of the Company received stock in exchange for their interests in the sole proprietorship. The financial statement value associated with those shares is considerably less than the $5.00 per share to be paid by investors in this offering. Thus immediately after purchase of any Shares, the value of those shares will be greatly reduced from the amount paid. The Company estimates that if the entire offering is sold, then the value of each share of the Company, including those held by investors in this offering, will be $0.459. That is, the value of one share would be $.365 for a per share reduction of $4.541 to the investor.

The Company does not have audited financial statements which may make the financial information less comprehensive. The Company is filing this Offering Circular pursuant to Regulation A which does not require the filing of audited financial statements. The Company does not have audited financial statements. An audit by an independent certified public accountant may provide a more in-depth and thorough independent analysis of the Company's financial position. Although the Company does employ the services of an independent accountant for preparation of the financial statements, they are not prepared as audited financial statements and the preparing accountant does not undertake the same responsibility or guarantees for their preparation or accuracy as would be the case for audited financial statements.

General Risks of Investment

There has been no prior market for the Company's shares and there may be only limited ways to transfer any shares purchased by an investor thereby providing no liquidity to the investor from this investment. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The Company intends to apply for quotation of its common stock on the over-the-counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but the Company cannot assure a purchaser that it will be successful in such application, how long such application will take, or, that if successful, that a market for the common stock will ever develop or continue on the Pink Sheets or other exchange. Therefore, purchasers of the Shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of Shares of the Company must be considered a long-term, non-liquid investment.

Even if the Company is successful in having its securities quoted in the Pink Sheets, it is not known whether or when an active trading market for the Company's common stock will develop resulting in lower prices for sales of the securities, if any. If the Company's common stock is quoted on the Pink Sheets, its liquidity could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the Company's common stock may be lower than might otherwise prevail if its common stock was quoted on the NASD OTC Bulletin Board or traded on a national securities exchange like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of the Company's common stock in the public market, including the Shares offered in this offering, could lower the stock price.

State Blue Sky registration: potential limitations on resale of the shares. The Company is offering the Shares pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933 and available exemptions under state law. The holders of the shares of common stock of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. The Company intends to sell the securities in states, where allowed, pursuant to exemptions provided in those states pursuant to a non-public offering. Typically the states provide an exemption similar to that provided in Rule 506 of Regulation D which includes a limitation on the number of non-qualified investors (defined by income/asset test) and a prohibition on general solicitation.

Shares not offered in this offering may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there are10,500,000 shares of the Company's common stock outstanding which shares are currently restricted from resale and are subject to a lock-up agreement with the Company. However, any shares that may be issued not subject to such lock-up may become available for resale after a one-year holding period from the date of issuance by the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. Currently all the outstanding shares of the Company are held by its two officers and director and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders. The Company's two officers and director will own approximately 92.9% of the outstanding common stock upon closing of the offering, assuming all Shares are sold. As a result, these officers and director will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Offering price has been determined by management without the assistance of a public market or comparable company comparison. The public offering price of the Shares has been somewhat arbitrarily determined in that there is no yardstick by which to judge the sale price of the Shares as no market has existed for them. Management attempted to assess the Company in terms of its good will, reputation, market penetration, assets, management experience, longevity, name recognition in the market place, capital to be contributed by the public in proportion to the amount of stock to be retained by present shareholders, and current market conditions in the over-the-counter market, but management did not give a specific value to any of these. However, after reviewing such items management has guessed that an investor would pay $5.00 to purchase the Shares. Management believes that this price will be large enough to provide the Company with investment capital without the issuance of too many shares and low enough to attract investors. The price does not bear any relationship to any value of the stock in the public or private market.

Regulation. As an insurance marketer, the Company's activities are subject to federal, state and local laws and regulations controlling national specialty insurance marketing. Existing as well as possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's lines of business. As the Company does not have a large personnel base, the more time spent on meeting regulatory requirements the less time can be spent on developing the Company's selling agent base which could result in less growth than would otherwise be the case.

Recently, the insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including sate attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, with out limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and related matters. These investigations could result in new legal obligations, including disclosure obligations, on the industry and the Company with respect to the insurance products it markets.

Possible changes in the Tax Code could impact on the marketability of certain life insurance policies which could result in reduced sales of such policies. The market, for many of the life insurance products offered by the Company, is based in large part on the favorable tax treatment, including the tax-free build up of cash values that these products receive relative to other investment alternatives. A change in the tax treatment of life insurance products or a determination by the Internal Revenue Service that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. If the provisions of the Tax Code should change or new federal tax regulations and IRS rulings issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment, the demand for the life insurance contracts offered by the Company could decrease, which may reduce its revenues and negatively affect its business.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their Shares. Purchasers in this offering will pay $5.00 per share but immediately after such purchase, the value of that share will be significantly reduced. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities less intangible assets), divided by the number of shares of common stock outstanding. The scenario illustrated below represents an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

As shown by the examples below, if the Company raises the maximum amount offered, the dilution effect to the value of the new investors will be less than if the Company raises an amount less than the maximum amount. That is, the more Shares the Company sells the less the dilution impact to all new shareholders because the ratio of shares at the price paid by new investors compared with the price paid by the existing shareholders increases. For instance, if 400,000 Shares are sold, the percentage of dilution to the value of the Shares of the new investors is 96.1% (i.e. the $5.00 share value is decreased by $4.803 to $0.197) whereas if 800,000 Shares are sold, the dilution percentage to the value of the Shares of the new investors is 92.6% (i.e. the $5.00 share value is decreased by $4.632 to $0.368).

Dilution Effect

Percentage of Offering proceeds raised	25%	50%	75%	100%	800,000 shares sold and preferred stock conversion
Number of Shares Sold	200,000	400,000	600,000	800,000	
Initial public price per share	$5.00	$5.00	$5.00	$5.00	$5.00
Net tangible book value before offering	0.014	0.014	0.014	0.014	0.014
Shares Outstanding after offering	10,700,000	10,900,000	11,100,000	11,300,000	16,300,000
Net tangible book value After offering	$ 0.107	$ 0.197	$ 0.285	$ 0.368	$ 0.255
Increase per share attributable to new investors	$ 0.093	$ 0.183	$ 0.271	$ 0.354	$ 0.241
Dilution per share to new investors	$ 4.893	$ 4.803	$ 4.715	$ 4.632	$ 4.745
Percentage of dilution of share price to new investors	97.9%	96.1%	94.3%	92.6%	94.9%

Value and Percentages of New Shares Compared to Entire Amount Outstanding

Assuming 200,000 Shares sold ($1,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	98.1%	$2,584,000 (1)	72.1%	$0.246
New Investors	200,000	1.9%	1,000,000	27.9%	5.00
Total	10,700,000	100%	$3,584,000	100%	$0.335

Assuming 400,000 Shares sold ($2,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	96.33%	$2,584,000 (1)	56.4%	$0.246
New Investors	400,000	3.67%	2,000,000	43.6%	5.00
Total	10,900,000	100%	$4,584,000	100%	$0.420

Assuming 600,000 Shares sold ($3,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	94.6%	$2,584,000 (1)	46.2%	$0.246
New Investors	600,000	5.4%	3,000,000	53.8%	5.00
Total	11,100,000	100%	$5,584,000	100%	$0.503

Assuming 800,000 Shares sold ($4,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	92.9%	$2,584,000 (1)	39.2%	$0.246
New Investors	800,000	7.1%	4,000,000	60.8%	5.00
Total	11,300,000	100%	6,584,000	100%	$0.583

(1) The $2,584,000 figure does not represent cash payments to the Company for the 10,500,000 shares issued. Only $5,800 was paid in cash. The shares were issued in exchange for all the interests in the sole proprietorship, including $5,800 in cash. The value was determined based upon the value of the sole proprietor's contracts with the independent agents and the value of the initial and continual training of those agents and the value of the contracts with the insurance companies plus assets and furniture with a net book value of $11,500.

With Conversion of Preferred Stock

The Company has 5,000 shares of its 2% convertible preferred stock outstanding. Twenty-four months following the close of this offering, each share of the preferred stock can be converted, at $.10 per share, into 1,000 shares of common stock for a possible aggregate issuance of an additional 5,000,000 shares of common stock for $500 in consideration. Although it is impossible to predict the net tangible book value of the shareholders stock 24 months following the close of this offering, such issuance would most assuredly dilute the value of the then shareholders stock, including investors in this offering. The chart below gives an indication of such dilution:

Assuming 800,000 Shares sold ($4,000,000 in proceeds) and conversion of 5,000 shares of preferred stock

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	64.4%	$2,584,000 (1)	39.2%	$0.246
Investors in this offering	800,000	4.9%	4,000,000	60.7%	5.00
Conversion in 2 years	5,000,000	30.7%	500	<1%	$0.0001
Total	16,300,000	100%	$ 6,584,500	100%	$0.40

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the Shares. The Company's president, Robert J. Tonachio, will be offering the Shares for sale for the Company in a manner complying with the exemptions available in any jurisdiction for such sale and such Shares will be offered without commission or payment. The Shares are being offered primarily to the Company's current contracted insurance agent sales force and a limited number of non-related potential investors. The Company has always maintained good relations with its pool of insurance agents and believes that this offering gives these insurance agents the opportunity to be part owners of the Company and to share in its growth. In addition, the Company believes that the opportunity to be shareholders and part owners of the Company will enhance productivity, good will and business relations with the insurance agents.

The offering will be presented by the Company primarily through mail, telephone or direct meetings (such as at the Company's workshops or seminars) to insurance agents and others that have expressed an interest in the Company.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Tonachio is not considered to be a broker of such securities as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in offering and selling an offering more than once every 12 months. Mr. Tonachio intends to rely on the provisions of Rule 3a4-1 and does not intend to register as a broker of securities.

The offering will terminate 180 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days.

The Company is offering the Shares on a "best efforts, no minimum basis." No commitment exists by anyone to purchase all or any part of the Shares being offered hereby. Consequently, there can be no assurance that all or part of the Shares being offered will be sold. Because the 800,000 Shares are being offered on a "best efforts no minimum basis" a substantial number of the Shares may go unsold. All the net proceeds from this offering will be immediately available for use by the Company. No funds will be returned to investors regardless of the number of Shares sold. The minimum investment amount is 100 Shares or $500.

Redemption of Preferred Shares

Mr. Tonachio, Sr., holds 5,000 shares of the Company's 2% convertible non-voting preferred stock. This stock can be redeemed by the Company at $1,000 per share 24 months after the close of this offering or such shares can be converted into an aggregate of 5,000,000 shares of voting common stock. Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000 or he can elect to convert the shares into shares of common stock. The redemption of the shares would results in a huge financial burden to the Company which it could take years to repay. However, the Company is not required to redeem these shares and presently does not intend to do so. Mr. Tonachio's fiduciary duty to the Company would only allow him to support such redemption if the redemption were in the best interest of the Company. Since redemption cannot occur, if it happens at all, for at least 24 months, the Company does not expect that any proceeds from this offering would be used for such transaction nor does it expect that at any time would it borrow funds to redeem the shares.

Subscription Agreement

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this Offering Circular. The subscription agreement, filed as an exhibit to this Offering Circular, provides for arbitration of any disputes arising from the investment in this offering. The arbitration provision provides that any disputes, claims or disagreements arising from the purchase of the Shares or other causes shall be decided by the American Arbitration Association pursuant to its then rules and regulations. The party seeking action files the grievance with the American Arbitration Association which then assigns a case manager. An arbitrator is selected from a pool of subject-matter qualified arbitrators maintained by the American Arbitration Association with each party having a right to have any proposed arbitrators disqualified for cause. Arbitration fees are assessed to both parties and may be awarded as part of the damages at the conclusion of the matter.

Pursuant to the arbitration clause, the parties covenant that they will not file any action at law against any other or bring any claim in any forum other than before the American Arbitration Association, and they agree that any litigation, if filed, shall be immediately dismissed upon application and shall be referred for arbitration. The situs of arbitration and any counterclaims shall be selected by the person against whom arbitration is sought provided that such situs is within the United States and is the situs of such person's principal residence or place of business. Any dispute concerning situs shall be determined by the American Arbitration Association.

Item 5. Use of Proceeds to Issuer

USE OF PROCEEDS

The Company will receive approximately maximum net proceeds of $3,920,000, assuming sale of all the Shares and deduction of estimated offering expenses of $80,000. The Company intends to apply such proceeds over the next 12 months as follows:

Expansion of the existing marketing force of financial planners and insurance agents	$ 3,000,000	77%
Expansion of the American Annuity Academy	420,000	11%
Administrative Expenses	200,000	6%
Officers' Salaries	250,000	5%
Legal and Accounting Fees	50,000	1%
	$3,920,000	100%

If fewer than all the proceeds are raised in the offering, the Company anticipates that it will reduce its intended use of proceeds by a proportionate amount. If only a nominal amount of proceeds is raised (such as less than 25% of the offered amount), the Company will use such proceeds inasmuch as possible for workshop development. The Company projects the following uses of proceeds if it raises $1,000,000 (25% of offered amount), $2,000,000 (50% of offered amount) or $3,000,000 (75% of offered amount), assuming offering costs of $80,000 :

If amount raised is	$1,000,000	$2,000,000	$3,000,000
Net proceeds is	920,000	1,920,000	2,920,000
Expansion of number of contracted agents	708,400	1,478,400	2,248,400
Expansion of the American Annuity Academy	101,200	211,200	321,200
Administrative Expenses, including key man Insurance and quotation on Pink Sheets	55,200	115,200	175,200
Officers' Salaries	46,000	96,000	146,000
Legal and Accounting Fees	9,200	19,200	29,200
	$920,000	$1,920,000	$2,920,000

From the proceeds of this offering, the Company primarily intends to expand its growing business base of financial planners and insurance agents. The Company plans to invest up to 77% of the proceeds of this offering in workshops targeted at insurance agents and licensed financial planners and up to 11% of the proceeds of this offering in the expansion of the American Annuity Academy. The Company has allocated a portion of the funds to pay officers' salaries. Presently, the Robert Tonachio, Sr. and Robert Tonachio, Jr. are the sole officers of the Company and whose salaries are contemplated to be paid by some of the proceeds of this offering. The Company has no outstanding accrued salaries, bonuses or other debts.

The Company has allocated approximately $200,000 (6%) of the proceeds for administrative expenses. The Company anticipates that there will be certain costs associated with obtaining its quotation on the "Pink Sheets". To be quoted on the Pink Sheets, the Company will need to find at least one market maker willing to quote the Company's stock. Only SEC-registered broker-dealers (market makers) that are members of the National Association of Securities Dealers (NASD) can quote securities in the Pink Sheets. Issuers pay no fees to be quoted on the Pink Sheets but market makers pay a monthly fee to quote a security. The Company does not know at this time the costs it will be required to pay to a market maker to file the necessary forms to obtain a quotation on the Pink Sheets and to maintain its role as its market maker, but the Company anticipates that any such costs can be paid from the administrative expenses allotted hereto or, if necessary, from funds allocated to the expansion of its contracted agents. Also included in the administrative expenses will be the purchase of key man insurance estimated at approximately $3,800 per month for a $5,000,000 policy on the life of Mr. Tonachio. However, the Company has sufficient funds available to it other than from the proceeds of the offering to purchase the key man insurance.

The Company's priorities in its expansion are to increase its marketing force through increased workshops, emails, direct mail and telemarketing. The Company will also expand the courses at its Academy in order to offer more advanced training to its current agents. If only a nominal amount of proceeds is raised, the Company will use such proceeds inasmuch as possible for workshop development.

The Company is making this offering to enable it to grow more rapidly. The amount raised by this offering will change the speed at which the Company can expand. If less than the maximum amount is raised then the proceeds would be used in the manner indicated above but proportionately reduced. For example, administrative expenses, which includes such items as office supplies, furniture and equipment, would decrease if insufficient proceeds were raised to add additional staff. If sufficient proceeds were raised to hire additional staff, then the administrative expenses would be closer to the amount indicated. If less than 25% of the offering were raised (less than $200,000), the Company would reduce its anticipated expansion by a proportionate amount but would expand on a much slower basis its recruitment of insurance agents through fewer seminars and workshops offered nationwide and through the Academy.

The projected amounts in the foregoing table are management's best assumptions within the generalized categories. While the foregoing sets forth the proposed expenditures in these generalized categories, proceeds are not specifically allocated as future events will dictate such allocation. Allocation of funds will be at the discretion of the Board of Directors of the Company who have a duty to act within their best business judgment for the good of the Company. Such allocations may be made, as events and marketing results dictate. A demand for a certain type of workshop or in a certain location or the perceived need for additional advertising of an Academy seminar may serve to alter the percentages of the categories itemized.

The Company does not anticipate raising any additional funds through borrowings or equity financing for a period of at least twelve months form the date of this Offering Circular. The proceeds from this offering are not required to meet the Company's current or future cash requirements, including cash required for the next year. The Company cannot predict the amount of funds it will receive from this offering; however, the greater the amount of funds received the faster the Company can implement its expansion.

The Company is not dependent upon the offering to continue its operations or to move forward. The Company has no outstanding debt or other financial obligations that require raising capital. The 5,000 outstanding shares of preferred stock held by Mr. Tonachio are redeemable by the Company 24 months after the close of this offering for an aggregate of $5,000,000. The redemption of the shares would result in a huge financial burden to the Company which it could take years to repay. However, the Company is not required to redeem these shares and presently does not intend to do so and would not do so. The Company does not believe that it would redeem such shares if such a redemption required the use of proceeds from this offering or other types of additional financing.

To the extent the proceeds from this offering are not utilized immediately, they will be invested in certificates of deposit, short-term obligations of the United States Government, short-term commercial paper, or left in checking or money market accounts. In making any such investment if any are so made, the Company will balance such determining factors as the highest interest rate, greatest security and safety, and relatively quick liquidity.

Item 6. Description of Business

DESCRIPTION OF THE BUSINESS

The Company

Robert James & Associates, Inc. was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. On December 9, 2005, 10,500,000 shares of the Company were issued to Mr. Robert Tonachio, Sr. and Mr. Robert Tonachio, Jr., in exchange for their interest in the predecessor sole proprietorship.

These interests in the predecessor sole proprietorship included the national contracts with insurance companies and the individual contracts with insurance agents which they had cultivated, recruited, trained, and monitored over the course of the sole proprietorship for an aggregate value of $2,565,000. This value was computed by taking an estimate of the costs involved over two years for the recruiting, training, monitoring and servicing of an insurance agent multiplied by 3,500 (the number of agents trained by the Company) for a value of $2,565,000. The Company determined the costs of recruiting, training and monitoring an agent at approximately $732. This cost estimate was based on recruiting costs including one or two seminar mailings and attendance. The training costs are included in the original seminar and any additional workshop costs are paid by the agent. Monitoring costs are nominal and were not included in the total. Due to Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board, the Company cannot show the value of these contracts in its financial statements. The Company placed a value of $11,500 for office equipment and supplies, including desks, computers, filing cabinets, printers and copier. The founders also exchanged approximately $5,800 in cash, $990,000 in accounts receivable, and $988,300 in accounts payable and accrued expenses. The net financial statement assets exchanged for the stock was approximately $19,000. The value of these assets was determined by the president of the Company working with the Company's outside accountant. If FASB allowed the Company to include the approximate fair value of the contracts with agents in the financial statements, the total value exchanged by the founders for stock would be approximately $2,584,000 or $.246 per share.

The Company is an independent marketing organization for insurance products; the Company operates as a bridge between life insurance companies and the Company's network of insurance agents. The Company focuses particularly on life insurance products expressly designed for pre-retirees ("baby boomers") and senior retirees. The Company has a significant number of national contracts with major insurance companies. Through its pool of contracted insurance agents consisting of licensed insurance agents and financial planners, the Company offers the products of these insurance companies to the insurance consumer.

Marketing of Insurance Products

Traditionally insurance companies spent much time, resources and personnel on the recruiting, training, monitoring, and updating of its field agents. Independent marketing organizations, such as the Company, relieve the insurance companies of these functions and develop a pool of contracted insurance agents to handle the insurance products of the insurance companies. The Company contracts with an insurance company for the sale of that company's insurance products, including a broad spectrum of insurance including all classes of guaranteed fixed annuities and life insurance products.

Then, as part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts with independent insurance agents and financial planners for the sale of these insurance products. The Company conducts local seminars at various sites throughout the United States. It promotes these seminars usually through a mass mailing of flyers to the local licensed independent insurance agents and financial planners. At the conclusion of a seminar, some of the attendees will enter into a contract with the Company for sale of the insurance products of one of the insurance company represented by the Company. The insurance agents will typically enter into a contract with the Company because they receive the benefit of the training and support provided by the Company.

Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The agents are considered independent contractors to the Company and to the selected insurance companies. The insurance agents are not in an exclusive relationship with the Company and are free to sell insurance products from insurance companies that have no contractual relationship with the Company. However, an insurance company that has entered into a relationship with the Company, will only pay commissions to the Company on products sold by any of the Company's insurance agents. In this manner, the insurance companies act to ensure that the Company receives commissions on all insurance products sold by any of its contracted insurance agents.

The Company receives its revenues from commissions on the insurance products sold by the contracted agents. The Company is remunerated by the insurance company on those sales. The amount of remuneration to the Company from any one of the insurance companies is based upon the gross sales volume of the insurance products sold by the Company's insurance agents handling that company's products. Each insurance company has a different commission schedule and usually different schedules for different products. The commission rates are negotiable between the Company and the insurance agent and depends upon the gross premium the agent generates.

The insurance companies generally pay commissions weekly. The Company receives a weekly statement from its contracted insurance companies showing the issued policies and the commissions earned based upon the amount of the gross premium of these policies. The Company has the option to elect with the insurance company that it send both commissions (that of the insurance agent and that of the Company's) to the Company with the Company then forwarding the insurance agent the appropriate commissions. However, the Company has opted not to act as an intermediary in the payment of commissions in order to keep the accounting and administrative costs of the Company down. Therefore the insurance companies send the appropriate commissions directly to the Company and directly to the insurance agent.

Commission Payment Example

The commission schedule of any one of the Company's contracted insurance companies is often a multilayered formula depending upon the type of product sold, the age of the purchaser of the purchaser of the product, the term of the product, the agent level, the marketing director level and other factors.

To start, the national marketing agent, such as the Company, is paid commissions at a certain contracted level (typically Level A through Level J) in that for the same product a Level A company may receive a 5% commission whereas a Level B company would receive a 4.88% commission. This level is negotiated with the insurance company when the Company enters into the initial contract with it. The Company has typically earned the highest level of commission payment. Within such commission level, the commission percentage will then vary depending on the type of product sold and the age of the purchaser a such product. The more expensive or inclusive a policy sold, the higher the commission level will be. Similarly, the age of the purchaser will effect the commission percentage such that an insurance policy sold to a 25-year old purchaser may generate an 6% commission whereas the same policy sold to an 80-year old purchaser would generate a 4.5% commission.

As with the levels of the national marketing agent, the insurance agents themselves are paid commissions based on a contracted level, usually based on experience and prior performance. Thus an insurance agent selling a certain product may receive a 3% commission whereas a different agent at a different level would receive a 2.75% commission.

Finally, upon the sale of an insurance product, utilizing the commission schedule for the Company's marketing level, the insurance company will determine the commission to be paid to the Company based on the type of product sold, the number of years of duration and the age of the purchaser. Then, the insurance company will do the same calculation for the insurance agent based on the agent's commission level. Thus, for example, the Company's scheduled commission may be 8% based on all the factors of the product sold and the selling insurance agent commission 3%, so the Company will be entitled to receive a net commission of 5%.

Current Operations

The Company has contracted with over 3,500 agents since its inception and estimates that approximately 1,000 are currently active at any given time. That is, not all those 1,000 agents are producing in one month but that during the year most of those agents will produce some insurance product sales. The Company considers an agent active if the agent attends a workshop or seminar, turns in business, or communicates his activity with the Company in some other manner. Although a particular insurance agent may not be producing at any given time, the Company does not consider an insurance agent inactive until an agent specifically notifies the Company that he is no longer continuing in the insurance business, his license is cancelled, or he dies. Because agents may not produce insurance business for periods of time, the number of active agents that the Company considers active is fluid and changes almost daily and the Company can only estimate the number actively selling insurance products.

The gross volume of sales of insurance products by the Company's licensed insurance agents was over $53,937,300 in 2005. This figure represents the total cash sales made by the Company's insurance agents (referred to as "premium" or "gross premium").

The Company's insurance agents are each licensed by the states in which they practice to conduct business. Each of the insurance companies with whom the Company is in contract is licensed as an insurance company in each of the states listed and the insurance products offered by these insurance companies are approved by each state insurance department. The insurance agents with whom the Company has contracted are all licensed by the states in which they do business either as a resident or non-resident agent. As an insurance marketing company, the Company itself is not required to be licensed by the state's insurance department as an insurance agent. However, the president of the Company, Robert J. Tonachio, Sr., is licensed as an insurance agent or broker in each of the states listed below and the Company itself is currently qualified to do business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

Contracted Insurance Companies

The Company enters into a contract with an insurance company for the sale of that company's insurance products. The Company seeks insurance companies that offer attractive products and products that will be attractive and appropriate to the agents for sale to their clients. Insurance product, change and certain insurance companies may become more or less attractive as their products are phased in or out or as the needs and demands of the consumer change and evolve. For instance, some persons may be looking for a higher yield and riskier product than others who seek a definite monthly return.

Before the insurance company enters into a contract for the sale of its products, the insurance company will thoroughly investigate the Company including credit standing, regulatory compliance, any criminal or civil history. Most insurance companies require that the Company have a past production volume and history of approximately $10,000,000 or more in gross premium revenue. After meeting the insurance company review, the Company and the insurance company will enter into an agreement for the sale of that insurance company's products. The Company will hire and train agents who will select one or more insurance companies with products suitable for representation by them.

The Company will then contract with the insurance company for the agent and will enter into the an agreement with the insurance company and the agent for the sale of the insurance company's products. The Company will train and maintain current training of each agent for the product(s) offered by those insurance companies represented by that agent. Certain insurance companies will administer their own test to the proposed agent before allowing that agent to sell certain complicated insurance products. The Company will have trained and prepared the insurance agent for such test.

The Company has active contract agreements with the below listed insurance companies for the sale of their products. Some of these companies are larger and have a wider reputation than others but each company designs the insurance products it offers and the agents, through contract with the Company, determine which products are most suitable for sale by them and therefore which company(ies) they wish to represent.

Allianz Life Insurance Company
American Equity Investment Insurance Company
American National Insurance Company
Americom Life Insurance Company (LMG)
AmerUs Life Insurance Company
Columbus Life Insurance Company
Great American Life Insurance Company
Indianapolis Life Insurance Company
Illinois Annuity & Insurance Company (LMG)
ING USA
ING Reliastar Life Insurance Company

Investors Insurance Company (LMG)
John Hancock Variable Life Insurance Company (LMG)
Life Insurance of the Southwest
Lincoln Financial Group/First-Penn Pacific
Mutual of Omaha
Penn Treaty-Net Work America Insurance Company
Sun Life Financial
Transamerica Life Insurance & Annuity (LMG)

AmerUs Life Insurance Company, American National, Americom Life Insurance Company, American Equity Investment Insurance Company, Sun Life Financial and Lincoln Financial Group are the largest insurance companies with whom the Company does business based upon the gross sales volume of that company. Typically, AmerUs represents a substantial portion of the Company's total gross sales volume although that may vary as the productivity and sales activity of the insurance agents may vary. In 2005, the Company increased its business with AmerUS from approximately $9,000,000 to over $30,000,000 which represents over 50% of the Company's total volume. The Company believes that it is one of the top national producer for AmerUS.

The contract with AmerUS Life, a copy of which has been filed as an attachment to this Offering Circular, provides that the Company may recruit and recommend insurance agents to sell AmerUS Life products, subject to approval by AmerUS. The Company will receive commissions based on the sales made by these agents. AmerUS Life has the right to reject any application for insurance without specifying any reason therefor. The Company agrees to indemnify AmerUS Life against any loss or expense caused by the Company or one of its contracted insurance agents. Both parties agree that any disputes arising from the contract will be decided by the American Arbitration Association. The contract may be terminated with or without cause by either party upon thirty days written notice or immediately for cause upon written notice. "Cause" for termination includes embezzlement or misappropriation of funds, misfeasance or malfeasance resulting in liability to AmerUS Life, failure to comply with regulatory requirements, material contract breach, commission of a fraud, commission of a felony or failure to pay indebtedness, if any, owed to AmerUS Life. The Company believes that has an excellent working relationship with AmerUS Life and does not foresee any change in its relationship with it.

Contracted Agents

After the Company has negotiated a contract with an insurance company, the Company then begins, solely at its expense, to recruit, train and contract life insurance licensed agents and financial planners, who are also life insurance licensed. The Company develops its pool of insurance agents by the use of small local 3-hour workshops. The Company determines a geographic area to target new insurance agents. It advertises the workshop in that area through mass mailings of an advertising mailer sent to local insurance agents and financial planners. The Company may buy names of insurance agents and financial planners for the mailing of the mailer or it may use one of its existing lists. The Company has an inventory of proven agent lists that it has built over the past 14 years and it will often use these lists to advertise a workshop. A new list typically will cost $.10 per name and is not guaranteed for address or telephone accuracy. The Company does not regularly purchase lists and does not have a suppler of such lists. At the conclusion of the workshop, many of the attendees will contract with the Company for the sale of the life insurance products of one or more of the products of the insurance companies presented.

Although the Company will be presenting the products and policies of the insurance companies, the Company is responsible for all the expenses involved in recruiting, training and contracting the agents. This includes printing, purchasing mailing lists of agents, labor to process the mailer, receiving phone reservations for the meeting, follow up phone calls to each reservation to confirm attendance, preparing the contracts for each company to be presented at the meetings, preparing sales kits for each attendee, shipping all the materials to the meeting rooms, setting up the meeting rooms, paying for meeting rooms at hotels, travel to and from the location, overnight room expense and meals on the road. After an agent enters into a contract with the Company, either at the meeting or subsequently, then the contract and agent profile is sent to the Company's office and processed. The Company provides continuous training for the agents via the telephone or seminars or written literature and offers telephonic assistance to the insurance agents on questions about the insurance products or administrative matters.

The insurance agent will contract to sell the products of one or more of the Company's contracted insurance companies. The agents do not contract with all the insurance companies with which the Company participates, but only the ones with which that agent wants to be licensed, usually about five or six but sometimes as many as 12 or more. The agents select the insurance companies with which they would like to be licensed based upon that company's products and the appeal of those products to the demographics of the agent's clients or potential clients.

Insurance agents who sell products of a certain insurance company work exclusively through the Company for that insurance company. That is, an insurance company with whom the Company has a contract relationship will not pay commissions to any other marketing organization for policies sold by that agent.

The Company has contracted and trained 3,500 insurance agents and estimates, based on prior production levels, that approximately 1,000 agents are selling insurance products in any given period. However, not all these agents are producing insurance policies at any given time. The number of agents each month that sell insurance products is fluid and changes almost daily. The Company does not monitor the activities of its agents although it does receive a weekly report from the insurance companies as to which agents have produced sales that week. The Company's contracts with its insurance agents do not expire on the basis of lack of sales. However, if an agent's license is close to expiring, the Company will contact that agent to confirm if that agent intends to continue in the business. Some agents do not sell policies for several months or even years and then will get very productive. The annual renewal of his license indicates to the Company an insurance agent's intention to continue to have the option to sell insurance products. The Company does not impose a required minimum on its agents nor any amount of continuing training. Often the degree of an agent's activity depends on what products are available that that agent wishes to sell or other factors personal to the agent.

If there is no activity by the insurance agents for some period of time, certain of the insurance companies will contact the Company to determine the status of the insurance agent. The Company will then in turn talk to the agent and discuss whether that agent wishes to continue as that insurance company's agent, wishes to continue in the business at all or what that agent's plans are. If that agent expresses no desire to actively sell insurance products, then the Company will recommend to the insurance company that the contract with that agent be terminated.

The Company considers all agents as active unless an agent's insurance license is cancelled, the agent dies, notifies the Company of a change in business or plans or the contract with the insurance company is terminated. All agents are required to send the Company a copy of the annual renewal of their state insurance license. The Company anticipates that approximately 10% of the agent force at any given time will be turning in business.

Errors and Omission Coverage

The Company maintains Errors and Omission Insurance against any possible actions against it, but the insurance agents are considered independent contractors and the Company believes that the contract between the insurance company and the insurance agent does not give rise to recourse against the Company for actions of the insurance agents by the insurance company or any outside party. The Company is not aware of any action brought against the marketing organization, like the Company, for actions by the contracted insurance agent.

The Company pays approximately $1,000 per year for the errors and omission coverage. The policy provides for an annual aggregate claim per agent of up to $2,000,000 with a per claim per agent maximum of $1,000,000 with a $500 deductible per claim. The total policy aggregate claims cannot exceed $25,000,000.

Insurance Policies and Insurance Products Offered by the Company's Agents

Not only does the Company act as a conduit for insurance products to the insurance agent, it educates and trains the insurance agent about insurance products and related matters. The specific products that are offered by the Company's contracted insurance agents depends on the needs of that agent's clients and the products of those insurance companies which the agent represents. The Company itself does not engage in selling insurance products.

In almost all instances, the contracted insurance companies offer straight life insurance products. However as a retirement vehicle for pre-retirees and current retirees straight insurance policies may not offer the financial return sought by these clients. Therefore most of the contracted insurance companies offer an additional variety of products focusing primarily on annuities. The suitability of any product depends on many factors including the amount of funds available for investment in the product, tax deferral requirements, the risk or uncertainty of financial return the client is willing to take and the return option the client is seeking, i.e. income for life, for a specific period of time or income for life with a specific period guaranteed. As each insurance company designs its own insurance (retirement) products and each product has a vast number of variations, there are literally hundreds of such insurance (retirement) products available for the consumer. Some insurance companies will link an annuity or insurance product with a long-term health care policy. Some products provide for annuity survivor benefits. Other annuities provide a cap on the increased earnings of an annuity that is linked to a index vehicle. The variations on available insurance products are limitless and continually changing.

In addition to the straight life insurance policy products (both term and whole life), the main types of products offered by the contracted insurance companies (with variations specific to each insurance company) include:

> Fixed guaranteed annuities for a fixed period of time or for life. This annuity will credit interest at a rate that is declared and guaranteed for such period. This annuity provides a set amount of return to the purchaser for the term of the annuity.
>
> Equity index annuities which guarantee principal plus a percentage of the upside potential of the Standard & Poor's 500 Index, Nasdaq 100 Index, or Dow Jones Index. That is the client will receive interest on his annuity based on the possible increases shown in one of the linked indexes. On the other hand, although the client will not lose his principal, such indexes may not show any gain and thus there will be no interest increase. Some annuities provide a minimum interest that will be paid despite a lack of the index increase. Other annuities provide a cap on the increase in interest from inception or from the beginning of a certain accrual period.

In all cases the client's principal is guaranteed by the contracted insurance companies whose products the Company offers.

American Annuity Academy

The Company runs periodic insurance and financial workshops designed for insurance agents and financial planners referred to as the "American Annuity Academy." These workshops differ from the Company's seminars in that these workshop are designed to provide more in-depth training for the Company's contracted agents and typically consist of 2-day training sessions as opposed to the other seminars given by the Company which are more introductory in nature and last approximately 3 hours. The seminars are conducted at various locations throughout the United States and are designed to introduce the Company and some of the latest products to area insurance agents whereas the Academy workshops are designed to offer more intensive training primarily to agents already contracted with the Company. In the workshops, the contracted insurance agents and certified financial planners are educated and trained on such matters as determining client needs and suitability of products with an emphasis on the needs of pre-retirees ("baby boomers") and retirees. In 2005, the Company held two workshops at the Academy, one March 3rd through 5th and the other September 9th and 10th.

Discussions and classes are also taught on safe and secure ways to increase a client's income, reduce a client's taxes and to reduce taxes and protect assets on death. In addition, certain agents receive intense training in sophisticated concepts concerning IRAs, insurance products (*see* discussion below), and other topics. The Company believes that the Academy stresses success through a "client first" attitude designed to benefit the consumer and enhance the professionalism of all who attend.

The Company rents a meeting room at a local hotel for the duration of the training session. The training materials used in the training sessions are provided by the insurance companies at no cost to the Company. The total cost to the Company for each 2-day training session is approximately $5,000 to $8,000, depending on the number of attendees. This cost includes the room rental, material handout reproduction, coffee and snacks served and any other charges.

Many of the instructors are provided by the major insurance companies listed in this Offering Circular. The instructors donate their time and no compensation is paid to them. Typically the instructors (or the insurance companies for whom they work) pay their own travel and hotel expenses. The Company has found that the insurance companies encourage their personnel to speak at the Company's seminars as it furthers the education of the field agents and it is believed that the more knowledgeable an agent the fewer questions or mistakes that may be made and, perhaps, the more product he will produce.

Frequently, the Company will also invite one or more of its top producing contracted insurance agents to speak at the Academy. In such a case, the Company will reimburse the field agent for expenses although the agent will donate his time. The Company believes that the invited instructor agents find these workshops useful for them as it provides a forum for a free exchange of ideas and marketing methods. The Company has found that the invited instructor agents and attending field agents seem to learn from each other in a spirit of cooperation rather than competition. The Company usually has more agents willing to serve as instructors than there is room for such instructors at the workshop.

Approximately 100 people annually are trained at the Academy. The Company believes that the more educated the agents become about the insurance products, the more business they will generate.

Academy Workshop Example

On June 2 and June 3, 2006, the Company held an Academy workshop in Nashville, Tennessee. There were a total of 44 attendees, including 13 instructors. (Instructors will lecture on a subject specific to them but will join the remaining sessions of the workshop as an attendee). The 13 instructors are not charged a fee and the Company did not charge 6 long-time very productive repeat attending agents. Approximately 25 of those in attendance paid a fee which fee varied from $100 for repeat attendees to$595 for first time attendees, with the average price per paying attendee of $316. Insurance agencies, rather than individuals, usually get a discounted price of $395. Total revenue from this workshop was $7,900 with expenses of approximately $8,200 for the meeting room rental, meals, travel reimbursement and telemarketing of invitations.

Introductory Seminars

The Company holds introductory 3-hour seminars throughout the United States targeted to licensed insurance agents and financial planners to introduce the Company and the insurance companies it represents. Through these seminars the Company has increased its based of contracted insurance agents. In 2004, the Company conducted 28 seminars and in 2005, the Company conducted 27 introductory seminars. Each seminar averages approximately 15 to 20 attendees with an average of 8 agents per seminar entering into contracts with the Company. These numbers are averages and the Company has held seminars with over 50 attendees and others with only 5 or 6.

The Company plans some seminars based on new product approvals by various states. State approvals on new products are made at various times, with some states acting quickly and others somewhat slower. The Company believes that new available products stimulate insurance agents' interest and prompt them to attend explanatory seminars. Upon approval of a new product the Company will determine to offer a seminar in that state concerning the that product, usually within 4 to 6 weeks of the state's approval. The Company also considers weather in determining workshops with an attempt to hold workshops in the north in the last spring and summer and the south in the winter and fall.

Marketing of the Company's Business

The Company plans to continue to grow its business by increasing its base of certified financial planners and insurance agents. The proceeds of this offering will be used to expand the number of the Company's local seminars, to increase the training at the American Annuity Academy and, for the first time, to advertise the Academy in trade publications. The Company also anticipates offering seminars in different areas of the country using email and telemarketing in addition to its current method of direct mailing of advertising mailers to build attendance.

The Company anticipates that it will negotiate rates for advertising in the trade journals and will make a decision if the price of such advertisement is worth the anticipated results. However, the Company does not now know what that price will be. The Company has found that the insurance agents who attend the Academy often experience substantial production increases as their knowledge and expertise grows.

The Company has just started using the Internet as a marketing tool and bought a mailing list from Agent Media Marketing Company, to email to a selected list of licensed insurance agents advertising the Company's workshop session. Usually the Company maintains its own lists garnered over the past 14 years. The Company and the lists that it maintains and those that it may purchase, target certified financial planners and qualified insurance agents. Lists with this type of information are readily available through list services. The list that the Company purchased, including the email to each person on the list, cost approximately $2,550. From the emailings, the Company had 150 responses from which two have contracted with the Company. The Company is currently considering expanding its marketing efforts through such Internet marketing techniques.

The Company prides itself on its on-going relationship with its agents and financial planners. The Company is in touch with agents on a daily, weekly and monthly basis whether by telephone, newsletter, email or otherwise. Many of the contracted agents call the Company frequently with questions about companies and products. The Company attempts to respond to each inquiry from all its agents and to help them service their clients better by understanding their products better. Part of the proceeds from this offering may be invested in acquiring additional personnel for the interaction with the additional agents and financial planners if the expansion of the Company's contracted insurance agents base is successful.

The Company has allocated approximately 77% of the proceeds of this offering for the expansion of its marketing program, which includes increasing the number and local of the workshops and utilizing additional methods of promoting the workshops, 11% of its proceeds to the expansion of the Academy, including possibly additional trainers, and 5% of the proceeds to officers' salaries which may include costs for additional trainers.

The Company believes that the more agents it recruits and the better trained such agents are, then the more it is that these agents will sell more insurance products which would increase the revenue of the Company. The Company strongly believes that preparing the agents to understand their clients, to know the available products and to match the two, will produce better agents.

Employees and Consultants

The Company presently has six full time and two part time employees. Robert J. Tonachio, Sr., president and sole director; Robert J. Tonachio, Jr., Executive Vice President and Chief Operating Officer; one office administrator, one marketing consultant, and one assistant marketing consultant. Robert J. Tonachio Jr. is the son of Robert J. Tonachio. Most of the employees are engaged in telemarketing and administrative duties.

Competition

The Company faces competition from a substantial number of companies. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. The Company faces competition from both national and regional independent insurance intermediaries, boutique broker/general insurance agents and local distributors. The insurance wholesaler industry has numerous small broker agencies, like the Company, but also has many national companies against whom the Company must compete, such as Asset Marketing, Brokers International, Creative Marketing International Corporation, Shurwest Financial Group Oasis Financial Group and others.

The Company's insurance agents face competition in sale of insurance products from other independent insurance agents, financial planners and insurance companies themselves who offer products directly to the consumer. The Company faces competition in recruiting the insurance agents and licensed financial planners to contract with the Company and sell their insurance products through it. Based upon feedback from its insurance agent attendees, the Company believes that its initial seminars and advanced workshops at the Academy, in addition to the continual monitoring, educating and assistance to its agents, provide it a competitive edge that makes it attractive to the insurance agent.

Regulation

The insurance industry is regulated by the various state insurance departments. The states must approve all products that the insurance companies offer within that state. The state insurance departments oversee the insurance company's operations and reviews each company's financial condition. Compliance with these state regulations is handled by the insurance companies with whom the Company contracts and the Company ensures that such regulations are compiled with before entering into contract relations with an insurance company.

All insurance agents must be licensed by each state in which they do business. The Company seeks licensed insurance agents and certified financial planners who are licensed insurance agents to work as their contracted agents. The Company reviews a contracted agent's licenses and will only accept sales or products offered to clients in those states.

State insurance laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect the Company. These supervisory agencies regulate, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, regulation of the handling and investment of third-party funds held in a fiduciary capacity and the marketing and compensation practices of insurance brokers and agents. The Company maintains a policy of strict compliance to these laws.

All of the Company's agents are licensed to engage in the life insurance business in all of the jurisdictions where they do business. In addition, the insurance laws of all United States jurisdictions require individuals who engage in agency, brokerage, and certain other insurance service activities to be licensed personally. The Company believes that it is in compliance with applicable insurance laws as the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with its consolidated financial statements and the related notes included elsewhere in this Offering Circular. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See the "Forward-Looking Statement" included elsewhere in this Offering Circular.

Revenue

The Company's revenue consists of commissions earned on the gross premium generated by the sale of life insurance products by its contracted agents.

For the year ended December 31, 2005, the Company had Gross Premium of $53,937,300 compared to Gross Premium for the prior year of $49,335,000, a 9.3% increase. Gross Premium is the aggregate dollar value of the life insurance products sold by all the Company's contracted agents. This is not the revenue received by the Company but the figure upon which it commissions are computed. The commission schedule of any one of the Company's contracted insurance companies is often a multilayered formula depending upon the type of product sold, the age of the purchaser of the purchaser of the product, the term of the product, the agent level, the marketing director level and other factors.

The Net Income for the year ended December 31, 2005, was $167,800 compared to a loss of ($6,400) for the year ended December 31, 2004. The Company attributes the gain in Gross Premium (and the resulting increase in Net Income) to improved training due to the launch of the American Annuity Academy in November of 2003 and the increased business generated by its attendees, some of whom have attended three or more sessions for more advanced training during the years 2004 and 2005. In addition, the Company's contracted agents increased their marketing to higher net worth clients and concentrated on products with higher profit margins.

Many other factors affect the Company's revenues and profitability, including economic and market conditions, legislative and regulatory developments and competition. Because many of these factors are unpredictable and generally beyond the Company's control, the Company's Gross Premium and earnings may fluctuate from year to year or quarter to quarter.

Expenses

The following table sets forth certain of the Company's expenses as a percentage of revenue for the years indicated:

	Year ended December 31, 2004	Year ended December 31, 2005
Total revenue	100%	100%
Direct expenses	99.16%	98.93%
Gross margin	0.84%	1.07%
General and administrative	0.85%	0.76%

Direct Expenses. Direct expenses reduce the Gross Premiums to reflect Gross Profit or gross margin. Direct expenses consist of any expense directly related to the premium. Examples include commissions paid to independent state licensed insurance agents and agencies and amounts to the insurance companies to secure the product. The insurance agents and agencies are responsible for their own expenses. Direct Expenses as a percentage of Gross Premium decreased from 99% in 2004 to 96% in 2005. This, in turn assisted with the increase of Gross Profit as a percent of Gross Premium from less than 1% in 2004 to 1.1% in 2005. Again, we attribute this to the agents' focus on products with higher profit margins.

General and administrative expenses. At the corporate level, the Company incurs general and administrative expense related to the contracting of new agents and the education of existing agents. General and administrative expense includes compensation, occupancy, professional fees, travel and entertainment, technology, telecommunication, advertising and marketing, amortization, and depreciation. The Company incurs amortization expense related to the amortization of intangible assets related to the non-compete agreement with the founder. Depreciation expense is related to capital assets, such as office furniture and equipment. Gross profit or gross margin is further reduced by general and administrative expenses to arrive at Net Income.

General and administrative expenses decreased from $418,700 for the year ended December 31, 2004 to $409,900 for the year ended December 31, 2005. For the year ended December 31, 2005 the Company's major expense items were advertising and telemarketing costs of $221,400, office administration costs of $65,500, and professional legal and accounting fees of $25,600.

Results of Operations

The Company increased Net Income for the year ended December 31, 2005 to $167,800 from a loss of ($6,400) for the year ended December 31, 2004. The Company attributes the Net Income increase to reducing operating expenses with a correspondent increase in Gross Premium. The decrease in expenses resulted primarily from a decrease of $12,400 of expenses related to travel due to more efficient planning, coupled with a decrease in office administration of $6,500 principally due to increased productivity. Some expenses, such as professional fees and amortization, increased due to incorporation planning and a non-compete agreement with the founder.

However, the Company decreased spending in other areas, such as equipment lease, advertising, promotional expense, and the previously mentioned travel and office administration.

Year ended December 31, 2005 compared with the year ended December 31, 2004

The following table provides a comparison of revenues and expenses for the periods presented.

STATEMENT OF INCOME DATA:	Year Ended 2004	Year Ended 2005	Dollar Amount Difference	Percentage Difference
GROSS PREMIUM	$ 49,335,000	$ 53,937,300	$4,602,300	9.3%
DIRECT EXPENSES	48,922,700	53,359,600	4,436,900	9.1%
GROSS PROFIT	412,300	577,700	165,400	40.1%
GENERAL AND ADMINISTRATIVE EXPENSES				
Advertising and telemarketing	224,100	221,400	(2,700)	-1.2%
Office administration	72,000	65,500	(6,500)	-9.0%
Travel	33,400	21,000	(12,400)	-37.1%
Equipment lease	18,900	15,200	(3,700)	-19.6%
Professional fees	18,300	25,600	7,300	39.9%
Maintenance	13,000	4,200	(8,800)	-67.7%
Telephone	5,900	9,000	3,100	52.5%
Utilities	5,100	6,600	1,500	29.4%
Promotional expense	4,800	1,700	(3,100)	-64.6%
Insurance	4,600	2,800	(1,800)	-39.1%
Contract labor	4,300	6,100	1,800	41.9%
Office equipment and expenses	4,300	9,500	5,200	120.9%
Depreciation	3,900	4,500	600	15.4%
Amortization	-	5,800	5,800	100.0%
Delivery expenses	3,800	6,300	2,500	65.8%
Permits, fees, and licenses	2,300	4,700	2,400	104.3%
Less operating expenses	418,700	409,900	(8,800)	-2.1%
NET INCOME (LOSS)	$ (6,400)	$ 167,800	$ 174,200	42.2%

Summary

Gross Premiums increased $4.6 million, or 9.3%, to $53.9 million in the year ended December 31, 2005 from $49.3 million for the year ended December 31, 2004. Revenue growth was derived from both internal growth of existing agents and the acquisition of new agents.

Direct expense increased $4.4 million, or 9.1%, to $53.4 million for the year ended December 31, 2005 from $48.9 million for the year ended December 31, 2004.

Gross margin increased $165,400, or 40%, to $577,700 for the year ended December 31, 2005 compared with $412,300 for the year ended December 31, 2004. As a percentage of gross premiums, gross margin increased to 1.07% for the year ended December 31, 2005 compared with .85% for the year ended December 31, 2004.

General and administrative expenses decreased $8,800, or 2.1%, to $409,900 for the year ended December 31, 2005 compared with $418,700 for the year ended December 31, 2004. As a percentage of gross margin, general and administrative expense declined to 71% in 2005 compared with 101% for the year ended December 31, 2004, as the Company continued to benefit from the absorption of corporate expenses over an expanding revenue base.

Net income increased $174,200, or 2700%, to $167,800 for the year ended December 31, 2005 compared with a loss of $6,400 for the year ended December 31, 2004. The increase for the year ended December 31, 2005 was primarily a result of the continued growth of existing contracted agents' business, the contracting of new agents and a decrease in operating expenses.

A summary of the changes in cash flow data is as follows (in thousands):

	For the Years Ended 2004	2005
Cash flows provided by (used in):		
Operating activities	$ (2,100)	$ 178,100
Investing activities	(5,800)	-
Financing activities	7,200	(181,100)
Net increase	(700)	(3,000)
Cash and cash equivalents—beginning of period	9,500	8,800
Cash and cash equivalents—end of period	$ 8,800	$ 5,800

At December 31, 2005, the Company had cash and cash equivalents of $5,800, a decrease of $3,000 from the balance of $8,800 at December 31, 2004. The decrease in cash and cash equivalents at December 31, 2005 is largely due to draws taken by the owner during the year.

As of June 30, 2005, the Company had cash and cash equivalents of $31,500. The Company has no long term or short term debt.

Operations History

In 2005, the Company held 27 3-hour seminars and 2 American Annuity Academy 2-day workshops at a cost of $221,400 or an average of $7,635. The Company averaged approximately 15 to 20 attendees per 3-hour seminar with an average of 8 agents per seminar contracting with the Company. In 2005, the Company signed 250 new contracted agents at an approximate cost of $886 per agent. Seminars were held in Alabama, Arizona, California, Connecticut, Florida, Georgia, Indiana, Illinois, Kansas, Massachusetts, Mississippi, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, and Virginia, frequently with more than one seminar in a state.

	Seminars/ workshops	Cost per Seminar/ workshop	Cost Per Agent	Agents Contracted	Total Investment
2005	29	$ 7,635	$886	250	$221,400
2004	30	$ 7,470	$934	240	$224,100

Trends, Events and Uncertainties

The Company believes that the use of the national marketing agent will increase as the complexity of insurance products increases. The Company believes that insurance companies will rely more heavily on the marketing agent to explain and distribute their products as well as to provide the support (primarily telephonic) mechanisms to field agents. In addition, the Company believes that the insurance agents will also increasingly use marketing agents as the number and complexity of products grow to assist the agent in providing quick answers, support materials and other information and education.

The Company believes that the insurance industry is a strong growing industry as people utilize insurance not only to provide payments upon their death but for retirement, wealth building and college funding. The Company believes that as people tend to live longer, the demand for insurance products providing such benefits will increase.

Forward Looking Statement

The Company believes the proceeds from this offering will augment the company's existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds for one year from the date of this Offering Circular to meet the expenditures required for expanding and operating its business as proposed. If the Company's future operations are successful and profitable, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from the sale of the insurance products from its base and any expansion of that base of insurance agents. Expenditures during the period will principally relate to: (1) the acquisition of additional financial planners and insurance agents through the increased number of local seminars and (2) the expansion of the American Annuity Academy.

Listing of the Company's Securities on the "Pink Sheets"

The "Pink Sheets" is a privately owned company that provides Internet-based, real-time quotation service for OTC equities and bonds for market makers and brokers. The Pink Sheets started in 1904, when the National Quotation Bureau began as a paper-based, inter-dealer quotation service linking competing market makers in OTC securities across the country.

To be quoted on the Pink Sheets, a company needs one market maker to quote the company's stock. Only SEC-registered broker-dealers (market makers) that are members of the National Association of Securities Dealers (NASD) can quote securities in the Pink Sheets. There are no listing requirements to be quoted on the Pink Sheets. Current financial information must be submitted by the market maker on behalf of the company with a Form 211. NASD rules do not require the financial statements of Pink Sheet issuers to be audited, but to be prepared in accordance with GAAP.

A company needs to provide its market maker with information. Securities and Exchange Rule 15c2-11 requires a broker/dealer to obtain and keep in its files certain information about a company before initiating a quote for it. The market maker must have a reasonable basis for believing that the information is accurate and obtained from reliable sources. The required information includes a general business description, location and contact information, officers, total shares outstanding, transfer agent, recent prospectus or offering circular, balance sheet, retained earnings and profit and loss statements. The NASD monitors compliance with Rule 15c2-11 by requiring market makers to file a Form 211 at least three days prior to quotation in the Pink Sheets. NASD review may take a considerable amount of time depending, among other things, on whether or not the NASD requests additional information from the market maker and the amount of time required to respond to requests for additional information. Issuers pay no fees to be quoted on the Pink Sheets. Market makers pay a monthly fee to quote a security.

The Company intends to seek a market maker and provide the necessary information to allow the Company's securities to be quoted on the Pink Sheets. The Company believes that the information contained in this Regulation A Offering Circular provides the necessary and complete information required by a prospective market maker to comply with Rule 15c2-11.

While the Pink Sheets do not have a requirement that the issuer continue to provide updated financial information to the Pink Sheets, federal securities law requires that adequate current information must be publicly available when an issuer's securities are traded in the OTC market under several circumstances. If and when the Company gets its shares quoted on the Pink Sheets, it intends to maintain the currency and accuracy of the information available about it through periodic updating of its financial statements and company information.

Trading Price of the Company's Common Stock

If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock may be below $5.00 per share. If the price of the common stock is below such level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock which could impact the liquidity of the Company's common stock.

Item 7. Description of Property

DESCRIPTION OF PROPERTY

The Company uses offices in a building owned by the Company's president at 615 River Road, Kingston, Tennessee 37763 for which it has not paid rent while it was a sole proprietorship. However, the Company has been paying certain expenses of the property. In the year 2005, the sole proprietorship paid an aggregate of $26,759 ($2,223 per month) in expenses including real estate taxes, insurance, utilities, and maintenance. The Company will continue to pay these expenses. Its telephone number is 865/376-4925. The Company anticipates entering into a lease agreement for rental of the office space at approximately $2,000 per month or $7.50 per square foot for a period of five years after completion of the offering. Although this lease will not be negotiated with third parties in an arm's length transaction, the Company believes that this is a fair price and less than what the Company perceives as the approximate market rate of $10 per square foot based on local commercial space advertising and discussions with realtors and other business people. The Company intends to enter into this lease regardless of the results of this offering and it anticipates that it will use proceeds from revenues generated before the anticipated expansion of the business based on this offering.

Item 8. Directors, Executive Officers and Significant Employees

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Robert J. Tonachio, Sr.	68	Chairman of the Board, President Director	December 9, 2005
Robert J. Tonachio, Jr.	28	Executive Vice President, Chief Operating Officer	

The Company's director will serve until the next annual meeting of the stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's articles of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Robert J. Tonachio, has served as president and chairman of the board of the Company since its inception on December 9, 2005 and was the sole proprietor of the Company's predecessor sole proprietorship since its founding in 1992. In 1968, he joined Bache & Company (now Prudential Securities) as an account executive, later becoming its lecture chairman for the New York area. He has been licensed with the Chicago Board of Trade, the New York Mercantile Exchange and the New York Stock Exchange but no longer maintains these licenses as he is no longer involved in that business and currently maintains only his insurance license. After his employment with Bache & Company in 1973, Mr. Tonachio was elected to the board of directors of Laidlaw, Coggeshall, Inc, members of the New York Stock Exchange, and was placed in charge of retail research, municipal bond trading, OTC trading department, and the branch system. Subsequently, he became head of investing banking with Fitten, Cunningham, and Lauzon, members of the NYSE in New York. He has served as a fee-based consultant to several companies, Anacomp, Intercontinental Energy, National Lampoon, and Commonwealth Metals. Mr. Tonachio studied courses in business administration at the University of Miami, marketing courses at New England College and graduated from the School of Eastern European Languages at Syracuse University. Mr. Tonachio served in the United States Air Force Security Service.

Robert J. Tonachio, Jr. has served as Executive Vice President of the Company since its inception. Mr. Tonachio became a licensed insurance agent in 1996 when he became associated with Robert James & Associates the predecessor to Robert James & Associates, Inc. He has been active in marketing and sales and for the past nine years, and for the past four years has been a national wholesale marketing representative for the Company.

Mr. Tonachio is the son of Robert J. Tonachio, Sr., the president and chairman of the board of the Company.

Item 9. Remuneration of Directors and Officers

REMUNERATION OF DIRECTORS AND OFFICERS

No officer or director has received a set salary from the Company. Remuneration to the officers from the Company's predecessor company was determined based upon monthly production. Beginning in December, 2005, the Company entered into an employment agreement with Robert Tonachio, Sr. for his services.

Name	Remuneration Capacity	Remuneration Received in 2005	Valuation of Stock Received in 2005
Robert J. Tonachio, Sr.	President	$159,018 (1)(3)	$3,019,400
Robert J. Tonachio, Jr.	Marketing representative	$70,000 (2)	74,100

(1) Robert Tonachio, Sr. received 10,200,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has valued the stock at $.247 per share. Mr. Tonachio also received 5,000 preferred shares upon execution of the employment contract. The preferred shares are valued at $100 per share.

(2) The $70,000 received by Mr. Tonachio, Jr. represents commissions paid to him on sales of insurance products. After completion of the offering, the Company anticipates that Mr. Tonachio will receive a salary from the Company. The Company anticipates that the net effect to the Company's profitability will remain the same as Mr. Tonachio, Jr. will not then receive commissions on the sales of insurance products. Robert Tonachio, Jr. received 300,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has valued the stock at $.247 per share. Mr. Tonachio, Jr. also received compensation from the sole proprietorship for his services as a marketing representative.

(3) The Company has valued the 2% convertible non-voting preferred shares owned by Mr. Tonachio, Sr. at $100 per share for an aggregate valuation of $500,000. The preferred shares were issued to Mr. Tonachio pursuant to a 5-year non-competition employment agreement which the Company valued at $500,000 over its 5-year term.

Anticipated Officer and Director Remuneration

Upon completion of the offering, it is anticipated that Robert J. Tonachio, the chairman and president and Robert J. Tonachio, Jr. Executive Vice President will receive remuneration at the annual rates of $120,000 and $80,000, respectively. Mr. Tonachio, Sr. has entered into an employment agreement with the Company. Mr. Tonachio, Jr. has not entered into an employment agreement and his annual compensation was determined to be commensurate with his previous commission earnings and he will not receive commissions on insurance product sales by him but such commissions will be retained by the Company.

Outside directors of the Company, if any, will receive compensation at the rate of $1,000 per board meeting attended. This compensation does not cover board action by telephone meeting or consent without meeting. The board intends to have one scheduled meeting per year but may take additional action by telephonic meeting or consent without meeting.

Upon completion of the offering, the Company intends to employ two additional marketing employees at salaries and or commissions consistent with prevailing industry standards. Although the Company has had general discussions with candidates for these positions, no agreements or understandings presently exist with any person.

Indemnification

The Company's Articles of Incorporation include an indemnification provision that provides that the Company shall indemnify officers, directors, agents and employees of the Company

(1) from action brought by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit. The indemnification does not cover any claim in which the person is adjudged liable for negligence or misconduct in the performance of his duties to the Company.

(2) from action other than by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit, for amounts paid in settlement, or judgments or fines, if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit.

The indemnification provided in the Company's Article of Incorporation protect directors, officers, employees and agents against expenses in defense or settlement of a suit for actions taken by him on behalf of the Company. In order to qualify for such indemnification the officer, director, employee or agent must either be successful on the merits of the suit (i.e. found not liable) or able to show that he acted in good faith. Whether one acted in good faith is a subjective judgement and, by the terms of the Company's Articles, needs to be determined by (i) the court (ii) a majority of the directors (who were not part of the action) (iii) independent legal counsel (iv) or the shareholders of the Company. The sole director of the Company, Mr. Tonachio, is the majority shareholder of the Company and could therefore determine whether the standard for acting in good faith had been met and whether indemnification applied in any action, including any action involving him. However, the party bringing any such action has the right to apply to the court of jurisdiction to make the judgement as to acting in good faith and the application of the indemnification provisions. Shareholders, unless acting on behalf of the Company at the request of the Company, are not covered by the indemnification provisions.

Employment Agreement

Robert J. Tonachio, Sr. has entered into a five-year employment contract with the Company through December 31, 2010, providing annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition, the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits (before extraordinary items), equal to 10% of such amount in excess of $100,000 up to $200,000; 15% of such amount in excess of $200,000 up to $300,000; 16% of such amount in excess of $300,000. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis and based on figures provided by Mr. Tonachio as president of the Company. Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this employment agreement, including its compensation terms.

In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. If payment from the key man insurance policy is made on the death of Mr. Tonachio, then this payment is superseded. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of the employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

Key Man Insurance

The Company plans to obtain "key man" insurance on the life of Robert Tonachio, Sr. in the amount of $5,000,000 of which $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio and payment thereof will negate the requirement for any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

Lock Up Agreement

The10,500,000 shares of the Company's common stock presently outstanding are all owned by the president and sole director of the Company and his son, an officer of the Company. Robert Tonachio, Sr., the president of the Company, has entered into an agreement with the Company whereby all the 10,200,000 shares owned by him shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of this offering, without the Company's prior written consent. All the 300,000 shares of common stock owned Robert Tonachio, Jr. are subject to a lock-up agreement whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 or pursuant to a registration statement filed under the Act for a period of 60 months after closing of this offering, The Company notes that the lock up agreements restrict the sale of the shares held by the Company's sole director and two principal officers and such agreements could conceivably be waived or terminated by action of such director or officers. Management of the Company does not intend to waive or terminate or otherwise shorten the lock up agreements and copies of the agreements have been filed as an exhibit to this Offering Statement.

Item 10. Security Ownership of Management and Certain Security holders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

Common Stock Table

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering Assuming Sale of all Shares (2) Percent of Class
Robert J. Tonachio	10,200,000	97.15%	90.3%
Robert J. Tonachio, Jr.	300,000	2.85%	2.6%
All Officers and Directors as a Group (3 persons)	10,500,000	100%	92.9%

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 10,500,000.

(2) The total number of outstanding shares of common stock after sale of the entire offering (800,000 Shares) would be 11,300,000.

Preferred Stock Table

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering Percent of Class
Robert J. Tonachio	5,000	100%	100%

Stock Table with Conversion of Preferred Stock

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering (3)(4) Percent of Class
Robert J. Tonachio:			
common	10,200,000	Conversion can occur only 24	
Converted preferred	5,000,000	months after offering	93.2%
Robert J. Tonachio, Jr.	300,000	2.85%	1.8%
All Officers and Directors as a Group (3 persons)	15,500,000	100%	95.1%

(3) Mr. Tonachio is the holder of 5,000 shares of the Company's 2% convertible preferred stock which the Company has the right to redeem at any time or times 24 months following the close of this offering at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

(4) Assuming all 800,000 shares sold and outstanding and conversion of all 5,000 preferred shares, there would be 16,300,000 shares outstanding.

Item 11. Interest of Management and Others in Certain Transactions

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 9, 2005, the Company issued 10,500,000 shares of its common stock for all the outstanding interests in Robert James & Associates, a sole proprietorship owned by Robert J. Tonachio, Sr. Mr. Tonachio, Sr. received 10,200,000 shares and Robert Tonachio, Jr. received 300,000 shares. Robert Tonachio, Jr. is the adult son of Robert J. Tonachio, Sr. The Company determined a valuation of $.247 per share for the 10,500,000 shares exchanged for the outstanding interests in the sole proprietorship.

In exchange for the shares of the Company, Mr. Tonachio, Sr., transferred to the Company equipment valued at $30,000 including seven office desks, five office computers less than one year old, computer printers, monitors, filing cabinets, telephone system, copier and office supplies. In addition, Mr. Tonachio transferred his contracts with national and regional insurance companies and the contracts with approximately 3,500 insurance agents which he had cultivated, trained and monitored throughout the 13-year life of his sole proprietorship. These contracts are integral to the operations of the Company in that the Company receives its revenues from the sale of the insurance products effected by these agents.

The issuance of the shares in the Company for the interests in the sole proprietorship was not an arms-length or negotiated transaction as Mr. Tonachio controlled both entities involved in the transaction. Management made a good faith effort to estimate the cost in current dollars of building a force of contracted agents similar to those transferred to the Company.

Management of the Company determined the value of the contracts with the insurance companies and the contracted insurance agents which value reflects the estimated costs associated with recruiting, training and contracting a force similar to the 3,500 agents acquired by the Company.

Without the transfer of these contracted agents and contracts with insurance companies, the Company would not only need to invest the time needed to recruit, sign, and train a force of contracted agents, but also cover the expenses involved to do so, all without simultaneously receiving income from the agents' production. With the transfer of these agents, the Company was able to immediately generate income based upon the contracted agents' production.

The Company has contracted and trained 3,500 insurance agents. However, not all these agents are active at any given time. The number of active agents is fluid and changes almost daily. The Company estimates that at any given time, it has approximately 1,000 active agents.

Conflict of Interest

Robert Tonachio, Sr. is the director of the Company and its majority shareholder. Shareholders owe no fiduciary or other duty to the Company or to other shareholders and will usually act or vote in a manner that most conforms to their goals for the Company. A director, however, is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. There may arise a time at which serving as the director of a company and simultaneously being the majority shareholder are in conflict. Mr. Tonachio may at some time in the future be faced with a situation in which his interests as a shareholder would lead him to support a certain corporate action whereas as a director he would favor another action in the best interests of the Company. In this situation, Mr. Tonachio has a duty to act in the best interests of the Company.

The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Thus, in theory, Mr. Tonachio would be able to obtain both shareholder and board approval for any transaction, even one that is unduly favorable to Mr. Tonachio. However, not only does Mr. Tonachio, as a director, owe a fiduciary duty to the Company to act in its best interests over and above his own, but Mr. Tonachio is solely dependent on the Company for his livelihood and deems the continuation of a strong company to be in his best interest. Approval by shareholder vote of a conflicted or interested transaction does not release a director from his fiduciary duty to the Company. Shareholders cannot vote away such duty.

In addition, having built the Company from its inception to its present position, Mr. Tonachio has a long-term commitment to the Company and a strong loyaltyto ensure that actions taken by him as the director and major shareholder are those deemed to be best for the Company. Mr. Tonachio envisions the Company to be a strong on-going business in which both he and his son participate presently and in the long-term.

Item 12. Securities Being Offered

SECURITIES BEING OFFERED

The Offering

The Company is offering 800,000 shares of common stock at $5.00 per share. The Company is offering the Shares on a "best efforts, no minimum" basis which means that there is no minimum threshold of sales that must be met before the offering can close or before the Company can start using the funds received. Proceeds from the sale of the Shares will become immediately available for use by the Company. The offering will close after 180 days from the date of qualification regardless of the number of Shares that have been sold but the Company has the option to extend the offering by 90 days after such date. The minimum investment in the offering is 100 shares or $500.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, $.0001 par value per share. As of the date of this Offering Circular, there are 10,500,000 shares of common stock outstanding.

Holders of the common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has not paid any dividends on its common stock and does not anticipate paying dividends for the foreseeable future. In the event of liquidation, shareholders are entitled to a proportionate share in any distribution of the Company assets after payment of liabilities and preferences contained in the preferred shares. Shareholders do not have preemptive rights and there are no conversion, redemption, sinking fund or similar provisions with respect to common stock.

Each share is entitled to one vote. Holders of the Company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect anyone to the Board of Directors.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, $.0001 par value per share.

The Board of Directors has designated 5,000 shares of the Company's preferred stock as 2% convertible preferred stock.. All 5,000 shares of the 2% convertible preferred stock have been issued to the Robert Tonachio, Sr., president and the director of the Company in exchange for entering into the employment contract with the Company.

The shares of preferred stock do not have voting rights but are convertible into shares of common stock, with voting rights, on the basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock. The preferred stock is convertible (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

Commencing 24 months following the close of this offering, the Company has the right to redeem at any time or times the outstanding shares of the 2% convertible preferred stock at a price of $1,000 per share. The Company does not currently anticipate that it will elect to redeem the shares of preferred stock. Mr. Tonachio, the holder of the preferred shares, is the sole director of the Company and the majority shareholder. As such he is in a position to elect for redemption of the preferred shares. As a director, Mr. Tonachio owes a duty to the Company to exercise the best business judgment in favor of the Company. Mr. Tonachio does not anticipate either the redemption of the shares by the Company or the conversion of the shares into shares of common stock except in the instance of some type of hostile battle for control of the Company or some other unforeseen event.

The 2% convertible preferred stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the 2% convertible preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.0001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of preferred stock, then held by them. The 2% convertible preferred provides a 2% interest payment to the holder of the shares.

FINANCIAL STATEMENTS

ROBERT JAMES & ASSOCIATES, INC

FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004
(Unaudited)
And the six months ended June 30, 2006
(Unaudited)

ROBERT JAMES & ASSOCIATES, INC.
(Sole Proprietor)
Balance Sheet (unaudited)
December 31, 2004

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	8,800
Accounts Receivable		981,000
Total current assets		989,800
FIXED ASSETS		
$30,000 book value net of accumulated depreciation		16,000
TOTAL ASSETS	$	1,005,800
LIABILITIES & OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	978,200
Accrued expenses		1,100
TOTAL LIABILITIES	$	979,300
OWNER'S EQUITY		26,500
TOTAL LIABILITIES AND OWNER'S EQUITY	$	1,005,800

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
(Sole Proprietor)
Statement of Owner's Equity (unaudited)
December 31, 2004

OWNER'S EQUITY

Balance at beginning of period	$	24,600
Net income (loss)		(6,400)
Owner's contributions (draws)		8,300
Balance at end of period	$	26,500

See accompanying notes.

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Operations (unaudited)
For the Year Ended December 31, 2004

GROSS PREMIUM		$ 49,335,000
DIRECT EXPENSES		48,922,700
GROSS PROFIT		412,300
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$ 224,100	
Office administration	72,000	
Travel	33,400	
Equipment lease	18,900	
Professional fees	18,300	
Maintenance	13,000	
Telephone	5,900	
Utilities	5,100	
Promotional expense	4,800	
Insurance	4,600	
Contract labor	4,300	
Office equipment and expenses	4,300	
Depreciation	3,900	
Delivery expenses	3,800	
Permits, fees, and licenses	2,300	
Less operating expenses		418,700
NET INCOME (LOSS)		$ (6,400)

See accompanying notes.

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Cash Flows (unaudited)
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received for operating activities	$	49,337,400
Cash paid for operating expenses		-49,339,500
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	(2,100)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of office equipment		(5,800)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		
Owner's contributions		7,200
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(700)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		9,500
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	8,800

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income (loss) from continuing operations	$	(6,400)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,900
(Increase) decrease in accounts receivable		2,400
Increase (decrease) in accounts payable		(500)
Increase (decrease) in accrued expenses		(1,500)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(2,100)

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Balance Sheet (unaudited)
December 31, 2005

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 5,800	
Accounts Receivable	990,000	
Total current assets		995,800
FIXED ASSETS		
$30,000 book value net of accumulated depreciation		11,500
OTHER ASSETS		
Non-compete agreement, net		494,200
TOTAL ASSETS		$ 1,501,500
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 979,100	
Accrued expenses	9,200	
TOTAL LIABILITIES		$ 988,300
STOCKHOLDER'S EQUITY		513,200
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,501,500

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Stockholder's Equity (unaudited)
December 31, 2005

STOCKHOLDER'S EQUITY

Common stock: $.0001 par value, 200 million shares authorized. 10.5 million shares issued and outstanding		$ 1,050
Preferred stock: 2% convertible 5,000 shares issued and outstanding		500,000
Retained Earnings		
Balance at beginning of period	$ -	
Net income (loss)	167,800	
Owners (draws)	(174,650)	
Founders' contributions of net assets	19,000	
Balance at end of period		12,150
Total Stockholder's equity		$ 513,200

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Operations (unaudited) For
the Year Ended December 31, 2005

GROSS PREMIUM		$ 53,937,300
DIRECT EXPENSES		53,359,600
GROSS PROFIT		577,700
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$ 221,400	
Office administration	65,500	
Professional fees	25,600	
Travel	21,000	
Equipment lease	15,200	
Depreciation and amortization	10,300	
Office equipment and expenses	9,500	
Telephone	9,000	
Utilities	6,600	
Delivery expenses	6,300	
Contract labor	6,100	
Permits, fees, and licenses	4,700	
Maintenance	4,200	
Insurance	2,800	
Promotional expense	1,700	
Less operating expenses		409,900
NET INCOME (LOSS)		$ 167,800
Diluted earnings per share		0.2421
Basic earnings per share		0.2536

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Cash Flows (unaudited)
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received for operating activities	$	53,928,300
Cash paid for operating expenses		-53,750,200
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	178,100
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of office equipment		-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		
Owner's contributions (draws)		(181,100)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		8,800
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	5,800

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income (loss) from continuing operations	$	167,800
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		10,300
(Increase) decrease in accounts receivable		(9,000)
Increase (decrease) in accounts payable		900
Increase (decrease) in accrued expenses		8,100
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		178,100

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Balance Sheet (unaudited)
June 30, 2006

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 31,900	
Accounts Receivable	984,500	
Total current assets		1,016,400
FIXED ASSETS		
$30,000 book value net of accumulated depreciation		9,800
OTHER ASSETS		
Non-compete agreement, net		444,200
TOTAL ASSETS		$ 1,470,400
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 875,100	
Accrued expenses	$ 1,300	
TOTAL LIABILITIES		$ 876,400
STOCKHOLDER'S EQUITY		594,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,470,400

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Stockholder's Equity (unaudited)
June 30, 2006

STOCKHOLDER'S EQUITY

Common stock: $.0001 par value, 200 million shares authorized. 10.5 million shares issued and outstanding			$	1,050
Preferred stock: 2% convertible 5,000 shares issued and outstanding				500,000
Retained Earnings				
Balance at beginning of period	$	12,150		
Net income (loss)		80,800		
Owners (draws)				
Founders' contributions of net assets				
Balance at end of period				92,950
Total Stockholder's equity			$	594,000

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Operations (unaudited) For
the Six Months Ended June 30, 2006

GROSS PREMIUM		$ 28,058,000
DIRECT EXPENSES		27,775,000
GROSS PROFIT		283,000
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$ 59,400	
Office administration	23,200	
Professional fees	37,900	
Travel	10,000	
Equipment lease	0	
Depreciation and amortization	51,700	
Office equipment and expenses	4,600	
Telephone	1,600	
Utilities	4,300	
Delivery expenses	1,300	
Contract labor	3,800	
Permits, fees, and licenses	1,300	
Maintenance	800	
Insurance	1,400	
Promotional expense	900	
Commission Fee 1099		
Less operating expenses		202,200
NET INCOME (LOSS) BEFORE INCOME TAXES		$ 80,800
Diluted earnings per share		0.0148
Basic earnings per share		0.0155

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Cash Flows (unaudited)
For the Six Months Ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received for operating activities	$ 28,063,500
Cash paid for operating expenses	-28,037,400
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 26,100
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	
Purchase of office equipment	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	
Owner's contributions (draws)	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,800
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 31,900

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income (loss) from continuing operations	$ 80,800
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	51,700
(Increase) decrease in accounts receivable	5,500
Increase (decrease) in accounts payable	(104,000)
Increase (decrease) in accrued expenses	(7,900)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	26,100

See accompanying notes.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

INCORPORATION

On December 9, 2005, Robert James and Associates, a sole proprietorship, incorporated to form Robert James & Associates, Inc. (the Company), a Nevada corporation. Prior to incorporation, the business functioned as a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. The founders received shares of stock in the new corporation in exchange for their interest in the sole proprietorship, including contracts with insurance agents which the founders recruited and trained. Pursuant to SFAS 141, and to the extent possible, these financial statements present unaudited historical information for the Company at December 31, 2005 and for the year then ended as if the Company had been incorporated and operating at the beginning of the reporting period. Financial information at December 31, 2004 and for the year then ended is presented for the Proprietorship. The preparation of financial statements in conformity with GAAP requires management's estimates. In the opinion of management, all normal recurring adjustments necessary for a fair statement of results for the interim period have been included.

NATURE OF BUSINESS

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits hires, trains, and contracts with insurance agents and financial planners for the sale of these insurance products.

The Company enters into contracts with certain of the insurance companies on behalf of the agents for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies. The agent selects the insurance companies depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele. The Company receives revenues from the sale of the insurance products by these contracted agents. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company.

CASH AND CASH EQUIVALENTS

The Company considers available bank balances, money market accounts, and other highly liquid investments with original maturities of three months or less as cash.

RECEIVABLES

The Company's receivables are due from insurance companies and are uncollateralized. Management closely monitors the receivables and charges off to expense any balances that are determined to be uncollectible. As of December 31, 2005 and 2004 and June 30, 2006, the Company considered its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)

FIXED ASSETS

The Company's fixed assets consist of office furniture and equipment transferred from the proprietorship. They are shown at cost net of straight-line depreciation, accumulated since the items were originally placed in service. Depreciation expense was $4,500 and $3,900 for 2005 and 2004, respectively and $1,700 for the six months ended June 30, 2006. Expenditures for maintenance and repairs are charged to expense as incurred.

OTHER ASSETS

Non-Compete Agreement - The Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share for an aggregate valuation of $500,000, an estimate of the value of the non-compete agreement to the Company over the 5-year term of the contract. The related cost is being amortized on the straight- line method over the terms of the agreement. Amortization for 2005 began December 10th, after the contract went into effect. Amortization expense was approximately $5,800 for 2005 and $50,000 for the six months ended June 30, 2006. Projected amortization expense for 2006, 2007, 2008, and 2009 is $100,000 each year. Projected amortization expense for 2009 is 94,200.

CURRENT LIABILITIES

The balance sheet shows Accrued Expenses for expenses incurred but not paid at the end of the period. Accounts Payable refers to trade amounts which are payable to others, such as vendors or agents, at month end.

OWNER'S AND STOCKHOLDER'S EQUITY

Owner's equity - The proprietorship shows Owner's Equity on the balance sheet. Owner's Equity equals assets less liabilities plus cash or property donated to the company by the owner (Owner's Contributions) less cash or property the owner has taken out of the company (Owner's Draw). Sole proprietors do not draw a salary, but instead take cash or property directly from the company's earnings. The Owner's Draw shown in 2005 refers to funds the proprietor took out of Robert James and Associates prior to its incorporation December 9, 2005.

Common Stock - The Company authorized 200 million shares of $.0001 par value common stock. Ten million five hundred thousand shares were issued to founders in exchange for their interest in the sole proprietorship, including contracts with insurance agents who are licensed to sell products of various insurance vendors with which the Company has contracts. An additional 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

The holders of the 10,500,000 shares have entered into an agreement with the Company whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of the offering, without the Company's prior written consent. Since the holders of these shares are the president and sole director of the Company and his son, the terms of the lock up could be waived or terminated. Management has no intention of waiving or terminating the lock up agreement. Another 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)
OWNER'S EQUITY AND STOCK (cont.)

Preferred Stock - On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share for an aggregate valuation of $500,000, the value assigned the non-compete agreement over the 5-year term of the contract. With respect to payment of dividends, redemption payments and rights upon liquidations, dissolution or winding up of the Company, the 2% convertible preferred stock ranks senior and prior to the Company's common stock. The 2% convertible preferred stock provides a 2% interest payment to the holder of the shares.

Twenty-four months following the close of the proposed public offering, the Company has the right to redeem the preferred stock at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or at any time after 24 months from the date of closing of the public offering.

REVENUE RECOGNITION

The Company receives income on the sale of insurance products based upon the gross volume of sales of each contracted insurance agent. The contracted insurance companies pay the Company based upon these sales; it is considered Premium or the Gross Premium.

Pursuant to EITF Issue No. 99-19, the Company (and the Proprietorship before it) records the gross volume of sales, or gross premium, of insurance products. This revenue is recognized when the Company receives the weekly statement from the insurance companies showing the issued policies and commissions earned. This amount is reduced by direct expenses, any expense directly related to the premium, to arrive at gross profit. Direct expenses include commissions to agents and amounts to the insurance companies to secure the product.

EARNINGS PER SHARE

Earnings-per-share (EPS) is a traditional method used for determining corporate value. It is calculated by subtracting the dividends on preferred stock from net income, and dividing the result by the weighted average of the combination of all outstanding common shares and all common stock equivalents. Diluted earnings-per-share means that all common stock equivalents (convertible bonds, preferred stock, warrants, and rights) have been included along with the common stock. The weighted average of the outstanding common shares takes into account the amount of time during the year that the shares have been outstanding. Shares sold in the proposed public offering would dilute EPS in future periods. Diluted EPS does not include the effect of conversion of the preferred shares into common shares as these contingencies are improbable for at least 24 months after closing of the public offering.

NOTE B - COMMITMENTS

EMPLOYMENT CONTRACT - The Company has entered into a five-year employment contract with Robert J. Tonachio, Sr. through December 31, 2010. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

The employment contract provides annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits before extraordinary items, equal to 10% of such amounts in excess of $100,000 up to $200,000; 15% of such amounts in excess of $200,000 up to $300,000; and 16% of such amounts in excess of $300,000. This annual bonus will be based upon the Company's financial statements prepared by an independent accountant. Currently, these financial statements are unaudited. Due to the variables of inflation and pre-tax profits, the annual bonus amounts to be paid to Mr. Tonachio during the terms of the contract cannot be determined at this time.

In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. The Company plans to obtain insurance on the life of Robert Tonachio, Sr., in the amount of $5,000,000. $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio; payment thereof will negate the requirement of any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

LEASE AGREEMENT - The Company anticipates entering into a lease agreement in 2006 for rental of office space from the Company's president at approximately $2,000 per month or $7.50 per square foot for a period of five years. This lease amount is lower than the market rate of $10 per square foot. If the Company enters this agreement, annual lease payments would be $24,000 annually for five years from the date of the agreement.

NOTE C - FEDERAL INCOME TAX

The Company did not incorporate until December 2005; the proprietorship was the taxpaying entity for both 2005 and 2004. The proprietorship was not a taxpaying entity for purposes of federal income taxes. Current and deferred taxable income of the proprietorship passed through to the proprietor, who was responsible for payment of any federal income taxes thereon. Therefore, there were no current and deferred taxes for the Company for 2004 and 2005. In 2006 and going forward, the Company will be responsible for current and deferred taxable income of the Company at the then current statutory rates in effect. Due to the interim nature of the six months of 2006 presented here, the Company does not present income tax expense.

NOTE D – CONCENTRATIONS

In 2005 business with AmerUS Life Insurance Company represented over 50% of the Company's total volume. The Company believes it has an excellent working relationship with AmerUS Life and does not foresee any change in its relationship with it. In addition, the Company conducts business with several large insurance companies to which it could turn if unable to continue with AmerUS Life. These include American National, Americom Life Insurance Company, American Equity Investment Insurance Company, and Sun Life Financial.

PART III

EXHIBITS

2.0*	Robert James & Associates, Inc., Nevada Certificate of Incorporation
2.1**	Robert James & Associates, Inc. By-Laws
3.0**	Certificate of Designation For 2% Convertible Preferred Stock
4.0**	Form of Subscription Agreement
4.1**	Lock-Up agreement between the Company and the holders of 10,300,000 Shares of common stock
4.2+	Revised lock-up agreement between the Company and Robert J. Tonachio, Sr.
4.3+	Revised lock-up agreement between the Company and Robert J. Tonachio, Jr.
6.1**	Contracts with the following insurance companies: Allianz Life Insurance Company American Equity Investment Insurance Company American National Insurance Company AmerUS Life Insurance Company Columbus Life Insurance Company Great American Life Insurance Company Indianapolis Life Insurance Company ING Reliastar Life Insurance Company Life Insurance of the Southwest Lincoln Financial Group/First-Penn Pacific Mutual of Omaha Penn Treaty-Net Work America Insurance Company Sun Life Financial
6.2	Redacted sample schedule of commissions with insurance company
11.0+	Opinion of counsel as to legality of securities covered by the Offering Statement
15.1	Employment Agreement dated December 30, 2005 between the Company and Robert Tonachio, Sr.
15.2	Sample contract with contracted insurance agents or financial planners

* Filed with filing of January 26, 2006
** Filed with filing of May 26, 2006
\+ To be filed

Contract	Issue Age

[redacted]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	8.00%	0.00%	6.00%	0.40%~	4.00%	0.80%~	1.30%	1.30%
Ages 76 - 80	7.00%	0.00%	5.00%	0.40%~	3.00%	0.80%~	1.15%	1.15%
Ages 81 - 85	6.00%	0.00%	4.00%	0.40%~	2.00%	0.80%~	1.00%	1.00%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	7.35%	0.00%	5.35%	0.40%~	3.35%	0.80%~	1.10%	1.10%
Ages 76 - 80	6.35%	0.00%	4.35%	0.40%~	2.35%	0.80%~	0.95%	0.95%
Ages 81 - 85	5.36%	0.00%	3.36%	0.40%~	1.36%	0.80%~	0.80%	0.80%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	10.50%	0.00%	5.00%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	9.00%	0.00%	4.50%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	9.00%	0.00%	4.50%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	9.25%	0.00%	5.00%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.00%	0.00%	5.00%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	6.00%	0.00%	3.00%
Ages 81 - 84	4.50%	0.25%	1.50%
Age 85	3.00%	0.50%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	9.00%	0.00%	4.00%
Ages 76 - 80	7.00%	0.00%	2.75%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	11.00%	0.00%	5.00%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	11.00%	0.00%	5.00%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	11.00%	0.00%	5.00%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	9.30%	0.00%	4.40%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.80%	0.00%	3.65%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age								
[redacted]									
MultiChoice Classic		**Option 1**	**Trail ^**	**Option 2**	**Trail ^**	**Option 3**	**Trail ^**	**Option 4**	**Trail ^**
High Band (Premium >= $100,000)									
	Ages 0 - 75	7.55%	0.00%	5.55%	0.40%~	3.55%	0.80%~	1.25%	1.25%
	Ages 76 - 80	6.55%	0.00%	4.55%	0.40%~	2.55%	0.80%~	1.10%	1.10%
	Ages 81 - 85	5.55%	0.00%	3.55%	0.40%~	1.55%	0.80%~	0.95%	0.95%
Low Band (Premium $25,000-$99,999)									
	Ages 0 - 75	6.90%	0.00%	4.90%	0.40%~	2.90%	0.80%~	1.05%	1.05%
	Ages 76 - 80	5.90%	0.00%	3.90%	0.40%~	1.90%	0.80%~	0.90%	0.90%
	Ages 81 - 85	4.90%	0.00%	2.90%	0.40%~	0.90%	0.80%~	0.75%	0.75%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Ages	Percent Of Premium	% Account Value	
MultiChoice (10 yr)		**Year 1**		**Renewal (Years 2-5)**
	Ages 0 - 80	10.25%	0.00%	4.88%
UT MultiChoice (10 yr)		**Year 1**		**Renewal (Years 2-5)**
	Ages 0 - 80	8.75%	0.00%	4.38%
WA MultiChoice (10 yr)		**Year 1**		**Renewal (Years 2-5)**
	Ages 0 - 80	8.75%	0.00%	4.38%
MultiChoice II (10 yr)		**Year 1**		**Renewal (Years 2-5)**
	Ages 0 - 80	9.00%	0.00%	4.88%
MultiChoice IV (10 yr)		**Year 1**		**Renewal (Years 2-5)**
	Ages 0 - 80	7.75%	0.00%	4.88%
MultiChoice (6 yr)		**Year 1**		**Renewal (Years 2-3)**
	Ages 0 - 80	5.75%	0.00%	2.88%
	Ages 81 - 84	4.31%	0.24%	1.44%
	Age 85	2.88%	0.48%	0.00%
MultiChoice Bonus Master 8		**Year 1**		**Renewal (Years 2-6)**
	Ages 0 - 75	8.75%	0.00%	3.88%
	Ages 76 - 80	6.75%	0.00%	2.63%
MultiChoice Bonus Master 10		**Year 1**		**Renewal (Years 2-7)**
	Ages 0 - 75	10.75%	0.00%	4.88%
MultiChoice Bonus Plus		**Year 1**		**Renewal (Years 2-7)**
	Ages 0 - 79	10.75%	0.00%	4.88%
MultiChoice 7		**Year 1**		**Renewal (Years 2-7)**
	Ages 0 - 75	10.75%	0.00%	4.88%
MultiChoice Elite		**Year 1**		**Renewal (Years 2-7)**
	Ages 0 - 80	9.13%	0.00%	4.32%
MultiChoice Elite Plus		**Year 1**		**Renewal (Years 2-7)**
	Ages 0 - 80	7.63%	0.00%	3.57%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
MultiChoice Income[illegible]										
	Ages 0 - 80	[illegible]	0.00%	2.38%	2.75%	0.40%~	[illegible]	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	3.56%	0.00%	[illegible]	2.06%	0.30%~	1.03%	[illegible]	[illegible]	[illegible]
MultiChoice Income[illegible]		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	[illegible]	[illegible]	[illegible]
	Ages [illegible]	[illegible]	0.00%	[illegible]	[illegible]	0.50%	[illegible]	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	4.25%	0.00%	2.13%	[illegible]	0.35%	1.28%	[illegible]	0.70%	[illegible]
MultiChoice Income[illegible]		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	[illegible]	[illegible]	[illegible]
	Ages 0 - 75	10.00%	0.00%	5.00%	[illegible]	0.80%	3.00%	5.00%	[illegible]	[illegible]
	Ages 76 - 85	8.13%	0.00%	[illegible]	4.63%	0.70%	2.31%	[illegible]	[illegible]	[illegible]
MultiChoice Income[illegible]		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	[illegible]	[illegible]	[illegible]
	Ages 0 - 75	10.00%	0.00%	5.00%	[illegible]	0.80%	3.00%	[illegible]	[illegible]	[illegible]
	Ages 76 - 85	8.13%	0.00%	[illegible]	[illegible]	0.70%	2.31%	[illegible]	[illegible]	[illegible]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	7.40%	0.00%	5.40%	0.40%~	3.40%	0.80%~	1.20%	1.20%
Ages 76 - 80	6.40%	0.00%	4.40%	0.40%~	2.40%	0.80%~	1.05%	1.05%
Ages 81 - 85	5.40%	0.00%	3.40%	0.40%~	1.40%	0.80%~	0.90%	0.90%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	6.75%	0.00%	4.75%	0.40%~	2.75%	0.80%~	1.00%	1.00%
Ages 76 - 80	5.75%	0.00%	3.75%	0.40%~	1.75%	0.80%~	0.85%	0.85%
Ages 81 - 85	4.75%	0.00%	2.75%	0.40%~	0.75%	0.80%~	0.70%	0.70%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	10.00%	0.00%	4.75%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.50%	0.00%	4.50%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.50%	0.00%	4.25%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.75%	0.00%	4.75%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.50%	0.00%	4.75%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	5.50%	0.00%	2.75%
Ages 81 - 84	4.13%	0.23%	1.38%
Age 85	2.75%	0.46%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	8.50%	0.00%	3.75%
Ages 76 - 80	6.50%	0.00%	2.50%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	10.50%	0.00%	4.75%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	10.50%	0.00%	4.75%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	10.50%	0.00%	4.75%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	8.96%	0.00%	4.23%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.46%	0.00%	3.48%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract / Issue Age	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
MultiChoice Income [illegible]									
Ages 0-80	[illegible]	0.00%	[illegible]	[illegible]	0.40%	[illegible]	[illegible]	[illegible]	[illegible]
Ages 81-85	[illegible]	0.00%	[illegible]	[illegible]	0.30%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice Income [illegible]	Option 1	Trail ^	Yrs 2-5	Option 2	Trail	Yrs 2-5	Option 3	[illegible]	[illegible]
Ages 0-80	[illegible]	[illegible]	[illegible]	[illegible]	0.50%	[illegible]	[illegible]	[illegible]	[illegible]
Ages 81-85	[illegible]	[illegible]	[illegible]	[illegible]	0.35%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice Income 7	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-5	Option 3	[illegible]	[illegible]
Ages 0-75	9.75%	0.00%	[illegible]	[illegible]	0.80%	[illegible]	[illegible]	[illegible]	[illegible]
Ages [illegible]	7.94%	[illegible]	[illegible]	[illegible]	0.70%	2.22%	[illegible]	[illegible]	[illegible]
MultiChoice Income Plus	Option [illegible]	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option [illegible]	[illegible]	[illegible]
Ages 0-75	[illegible]	[illegible]	[illegible]	[illegible]	0.80%	[illegible]	[illegible]	[illegible]	[illegible]
Ages [illegible]	7.94%	[illegible]	[illegible]	[illegible]	0.70%	[illegible]	[illegible]	[illegible]	[illegible]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	7.25%	0.00%	5.25%	0.40%~	3.25%	0.80%~	1.15%	1.15%
Ages 76 - 80	6.25%	0.00%	4.25%	0.40%~	2.25%	0.80%~	1.00%	1.00%
Ages 81 - 85	5.25%	0.00%	3.25%	0.40%~	1.25%	0.80%~	0.85%	0.85%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	6.60%	0.00%	4.60%	0.40%~	2.60%	0.80%~	0.95%	0.95%
Ages 76 - 80	5.60%	0.00%	3.60%	0.40%~	1.60%	0.80%~	0.80%	0.80%
Ages 81 - 85	4.60%	0.00%	2.60%	0.40%~	0.60%	0.80%~	0.65%	0.65%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	9.75%	0.00%	4.63%
UT	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr) Ages 0 - 80	8.25%	0.00%	4.13%
WA	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr) Ages 0 - 80	8.25%	0.00%	4.13%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.50%	0.00%	4.63%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.25%	0.00%	4.63%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	5.25%	0.00%	2.63%
Ages 81 - 84	3.94%	0.22%	1.31%
Age 85	2.63%	0.44%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	8.25%	0.00%	3.63%
Ages 76 - 80	6.25%	0.00%	2.38%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	10.25%	0.00%	4.63%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	10.25%	0.00%	4.63%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	10.25%	0.00%	4.63%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	8.79%	0.00%	4.15%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.29%	0.00%	3.40%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
MultiChoice [illegible]										
	Ages 0 - 80	4.50%	0.00%	2.25%	2.50%	0.40%~	1.25%	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	3.37%	0.00%	1.69%	1.87%	0.30%	0.94%	[illegible]	[illegible]	[illegible]
MultiChoice [illegible]		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 80	[illegible]	0.00%	2.88%	[illegible]	0.50%	[illegible]	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	4.00%	0.50%	2.00%	2.25%	0.35%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice [illegible]		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 75	9.50%	0.00%	4.75%	5.50%	0.80%	2.75%	[illegible]	[illegible]	[illegible]
	Ages 76 - 83	7.75%	0.00%	3.88%	4.25%	0.70%	2.13%	[illegible]	[illegible]	[illegible]
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 75	9.50%	0.00%	4.75%	5.50%	0.80%	2.75%	[illegible]	[illegible]	[illegible]
	Ages 76 - 83	7.75%	0.00%	3.88%	4.25%	0.70%	2.13%	[illegible]	[illegible]	[illegible]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	7.10%	0.00%	5.10%	0.40%~	3.10%	0.80%~	1.10%	1.10%
Ages 76 - 80	6.10%	0.00%	4.10%	0.40%~	2.10%	0.80%~	0.95%	0.95%
Ages 81 - 85	5.10%	0.00%	3.10%	0.40%~	1.10%	0.80%~	0.80%	0.80%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	6.45%	0.00%	4.45%	0.40%~	2.45%	0.80%~	0.90%	0.90%
Ages 76 - 80	5.45%	0.00%	3.45%	0.40%~	1.45%	0.80%~	0.75%	0.75%
Ages 81 - 85	4.45%	0.00%	2.45%	0.40%~	0.45%	0.80%~	0.60%	0.60%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium		% Account Value
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	9.50%	0.00%	4.50%
UT	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	8.00%	0.00%	4.00%
WA	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	8.25%	0.00%	4.14%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.25%	0.00%	4.50%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.00%	0.00%	4.50%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	5.00%	0.00%	2.50%
Ages 81 - 84	3.75%	0.21%	1.25%
Age 85	2.50%	0.42%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	8.00%	0.00%	3.50%
Ages 76 - 80	6.00%	0.00%	2.25%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	10.00%	0.00%	4.50%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	10.00%	0.00%	4.50%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	10.00%	0.00%	4.50%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	8.62%	0.00%	4.06%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.12%	0.00%	3.31%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age								
[redacted]									
MultiChoice Classic	**Option 1**	**Trail ^**	**Option 2**	**Trail ^**	**Option 3**	**Trail ^**	**Option 4**	**Trail ^**	
High Band (Premium >= $100,000)									
Ages 0 - 75	6.95%	0.00%	4.95%	0.40%~	2.95%	0.80%~	1.05%	1.05%	
Ages 76 - 80	5.95%	0.00%	3.95%	0.40%~	1.95%	0.80%~	0.90%	0.90%	
Ages 81 - 85	4.95%	0.00%	2.95%	0.40%~	0.95%	0.80%~	0.75%	0.75%	
Low Band (Premium $25,000-$99,999)									
Ages 0 - 75	6.30%	0.00%	4.30%	0.40%~	2.30%	0.80%~	0.85%	0.85%	
Ages 76 - 80	5.30%	0.00%	3.30%	0.40%~	1.30%	0.80%~	0.70%	0.70%	
Ages 81 - 85	4.30%	0.00%	2.30%	0.40%~	0.30%	0.80%~	0.55%	0.55%	

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	9.25%	0.00%	4.38%
UT	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	7.75%	0.00%	3.88%
WA	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	8.00%	0.00%	4.00%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.00%	0.00%	4.38%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.75%	0.00%	4.38%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	4.75%	0.00%	2.38%
Ages 81 - 84	3.56%	0.21%	1.19%
Age 85	2.38%	0.42%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	7.75%	0.00%	3.38%
Ages 76 - 80	5.75%	0.00%	2.13%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.75%	0.00%	4.38%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	9.75%	0.00%	4.38%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.75%	0.00%	4.38%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	8.45%	0.00%	3.98%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.95%	0.00%	3.23%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age
[redacted]	

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	6.80%	0.00%	4.80%	0.40%~	2.80%	0.80%~	1.00%	1.00%
Ages 76 - 80	5.80%	0.00%	3.80%	0.40%~	1.80%	0.80%~	0.85%	0.85%
Ages 81 - 85	4.80%	0.00%	2.80%	0.40%~	0.80%	0.80%~	0.70%	0.70%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	6.15%	0.00%	4.15%	0.40%~	2.15%	0.80%~	0.80%	0.80%
Ages 76 - 80	5.15%	0.00%	3.15%	0.40%~	1.15%	0.80%~	0.65%	0.65%
Ages 81 - 85	4.15%	0.00%	2.15%	0.40%~	0.15%	0.80%~	0.50%	0.50%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	9.00%	0.00%	4.25%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.50%	0.00%	3.75%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.75%	0.00%	3.88%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.75%	0.00%	4.25%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.50%	0.00%	4.25%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	4.50%	0.00%	2.25%
Ages 81 - 84	3.38%	0.19%	1.13%
Age 85	2.25%	0.38%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	7.50%	0.00%	3.25%
Ages 76 - 80	5.50%	0.00%	2.00%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.50%	0.00%	4.25%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	9.50%	0.00%	4.25%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.50%	0.00%	4.25%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	8.28%	0.00%	3.89%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.78%	0.00%	3.14%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
MultiChoice IncomeFive										
	Ages 0 - 80	4.13%	0.00%	2.06%	2.13%	0.40%	[illegible]	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	[illegible]	0.00%	[illegible]	[illegible]	0.30%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	[illegible]	[illegible]	0.00%	[illegible]	[illegible]	0.50%	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	0.00%	[illegible]	[illegible]	0.35%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 75	8.75%	0.00%	[illegible]	4.75%	0.80%	[illegible]	[illegible]	[illegible]	[illegible]
	Ages 76 - 83	7.19%	0.00%	[illegible]	3.69%	0.76%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 75	8.75%	0.00%	4.38%	4.75%	0.80%	2.38%	[illegible]	[illegible]	[illegible]
	Ages 76 - 83	7.19%	0.00%	[illegible]	3.69%	0.70%	1.84%	2.22%	[illegible]	[illegible]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	6.65%	0.00%	4.65%	0.40%~	2.65%	0.80%~	0.95%	0.95%
Ages 76 - 80	5.65%	0.00%	3.65%	0.40%~	1.65%	0.80%~	0.80%	0.80%
Ages 81 - 85	4.65%	0.00%	2.65%	0.40%~	0.65%	0.80%~	0.65%	0.65%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	6.05%	0.00%	4.05%	0.40%~	2.05%	0.80%~	0.75%	0.75%
Ages 76 - 80	5.05%	0.00%	3.05%	0.40%~	1.05%	0.80%~	0.60%	0.60%
Ages 81 - 85	4.05%	0.00%	2.05%	0.40%~	0.10%	0.80%~	0.45%	0.45%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.75%	0.00%	4.13%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.25%	0.00%	3.63%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.50%	0.00%	3.75%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.50%	0.00%	4.13%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.25%	0.00%	4.13%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	4.25%	0.00%	2.13%
Ages 81 - 84	3.19%	0.18%	1.06%
Age 85	2.13%	0.35%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	7.25%	0.00%	3.13%
Ages 76 - 80	5.25%	0.00%	1.88%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.25%	0.00%	4.13%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	9.25%	0.00%	4.13%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.25%	0.00%	4.13%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	8.11%	0.00%	3.81%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.61%	0.00%	3.06%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
MultiChoice IncomeFive										
	Ages 0 - 80	4.00%	0.00%	2.00%	2.00%	0.40%	1.00%	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	[illegible]	0.00%	[illegible]	1.50%	0.30%	0.75%	[illegible]	[illegible]	[illegible]
MultiChoice [illegible]		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	[illegible]	[illegible]	[illegible]
	Ages 0 - 80	5.00%	0.00%	2.50%	2.50%	0.50%	1.25%	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	3.50%	0.00%	1.75%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	[illegible]	[illegible]
	Ages 0 - 75	8.50%	0.00%	4.25%	4.50%	0.80%	2.25%	2.50%	[illegible]	[illegible]
	Ages 76 - 85	7.00%	0.00%	3.50%	3.50%	0.70%	1.75%	2.00%	[illegible]	[illegible]
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	[illegible]	[illegible]
	Ages 0 - 75	8.50%	0.00%	4.25%	4.50%	0.80%	2.25%	2.50%	[illegible]	[illegible]
	Ages 76 - 85	7.00%	0.00%	3.50%	3.50%	0.70%	1.75%	2.00%	1.00%	1.00%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	6.50%	0.00%	4.50%	0.40%~	2.50%	0.80%~	0.90%	0.90%
Ages 76 - 80	5.50%	0.00%	3.50%	0.40%~	1.50%	0.80%~	0.75%	0.75%
Ages 81 - 85	4.50%	0.00%	2.50%	0.40%~	0.50%	0.80%~	0.60%	0.60%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	6.00%	0.00%	4.00%	0.40%~	2.00%	0.80%~	0.70%	0.70%
Ages 76 - 80	5.00%	0.00%	3.00%	0.40%~	1.00%	0.80%~	0.55%	0.55%
Ages 81 - 85	4.00%	0.00%	2.00%	0.40%~	0.05%	0.80%~	0.40%	0.40%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.50%	0.00%	4.00%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.00%	0.00%	3.50%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.50%	0.00%	3.75%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.25%	0.00%	4.00%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.00%	0.00%	4.00%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	4.00%	0.00%	2.00%
Ages 81 - 84	3.00%	0.17%	1.00%
Age 85	2.00%	0.33%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	7.00%	0.00%	3.00%
Ages 76 - 80	5.00%	0.00%	1.75%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.00%	0.00%	4.00%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	9.00%	0.00%	4.00%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	9.00%	0.00%	4.00%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.94%	0.00%	3.72%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.44%	0.00%	2.97%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age

[redacted]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	6.35%	0.00%	4.35%	0.40%~	2.35%	0.80%~	0.85%	0.85%
Ages 76 - 80	5.35%	0.00%	3.35%	0.40%~	1.35%	0.80%~	0.70%	0.70%
Ages 81 - 85	4.35%	0.00%	2.35%	0.40%~	0.35%	0.80%~	0.55%	0.55%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.85%	0.00%	3.85%	0.40%~	1.85%	0.80%~	0.65%	0.65%
Ages 76 - 80	4.85%	0.00%	2.85%	0.40%~	0.85%	0.80%~	0.50%	0.50%
Ages 81 - 85	3.85%	0.00%	1.85%	0.40%~	0.00%	0.80%~	0.35%	0.35%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	8.00%	0.00%	3.75%
UT	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	6.50%	0.00%	3.25%
WA	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	7.00%	0.00%	3.50%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.75%	0.00%	3.75%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	5.50%	0.00%	3.75%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	3.75%	0.00%	1.88%
Ages 81 - 84	2.81%	0.16%	0.94%
Age 85	1.88%	0.31%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	6.50%	0.00%	2.75%
Ages 76 - 80	4.50%	0.00%	1.50%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	8.50%	0.00%	3.75%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	8.50%	0.00%	3.75%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	8.50%	0.00%	3.75%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.77%	0.00%	3.64%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.27%	0.00%	2.89%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age	Percent of Premium	Percent of Account Value*	Percent of Premium
[redacted]				

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	6.20%	0.00%	4.20%	0.40%~	2.20%	0.80%~	0.80%	0.80%
Ages 76 - 80	5.20%	0.00%	3.20%	0.40%~	1.20%	0.80%~	0.65%	0.65%
Ages 81 - 85	4.20%	0.00%	2.20%	0.40%~	0.20%	0.80%~	0.50%	0.50%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.70%	0.00%	3.70%	0.40%~	1.70%	0.80%~	0.60%	0.60%
Ages 76 - 80	4.70%	0.00%	2.70%	0.40%~	0.70%	0.80%~	0.45%	0.45%
Ages 81 - 85	3.70%	0.00%	1.70%	0.40%~	0.00%	0.80%~	0.30%	0.30%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	7.50%	0.00%	3.50%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.00%	0.00%	3.00%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.50%	0.00%	3.25%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.25%	0.00%	3.50%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	5.00%	0.00%	3.50%
MultiChoice (8 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	3.50%	0.00%	1.75%
Ages 81 - 84	2.63%	0.15%	0.88%
Age 85	1.75%	0.29%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	6.00%	0.00%	2.50%
Ages 76 - 80	4.00%	0.00%	1.25%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	8.00%	0.00%	3.50%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	8.00%	0.00%	3.50%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	8.00%	0.00%	3.50%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.60%	0.00%	3.55%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.10%	0.00%	2.80%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only
*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age	Percent of Premium		Percent of Account Value*		Percent of Premium			
[illegible]									

Contract / Issue Age	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
MultiChoice Classic								
High Band (Premium >= $100,000)								
Ages 0 - 75	6.05%	0.00%	4.05%	0.40%~	2.05%	0.80%~	0.75%	0.75%
Ages 76 - 80	5.05%	0.00%	3.05%	0.40%~	1.05%	0.80%~	0.60%	0.60%
Ages 81 - 85	4.05%	0.00%	2.05%	0.40%~	0.50%	0.80%~	0.45%	0.45%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.55%	0.00%	3.55%	0.40%~	1.55%	0.80%~	0.55%	0.55%
Ages 76 - 80	4.55%	0.00%	2.55%	0.40%~	0.55%	0.80%~	0.40%	0.40%
Ages 81 - 85	3.55%	0.00%	1.55%	0.40%~	0.00%	0.80%~	0.25%	0.25%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Issue Age	Percent of Premium	% Account Value	Renewal
MultiChoice (10 yr)				Renewal (Years 2-5)
MultiChoice (10 yr)		Year 1		Renewal (Years 2-5)
	Ages 0 - 80	7.00%	0.00%	3.25%
UT		Year 1		
	Ages 0 - 80	5.50%	0.00%	2.75%
WA		Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)	Ages 0 - 80	6.00%	0.00%	3.00%
MultiChoice II (10 yr)		Year 1		
	Ages 0 - 80	5.57%	0.00%	3.25%
MultiChoice IV (10 yr)		Year 1		Renewal (Years 2-5)
	Ages 0 - 80	4.50%	0.00%	3.25%
MultiChoice (6 yr)		Year 1		Renewal (Years 2-3)
	Ages 0 - 80	3.25%	0.00%	1.63%
	Ages 81 - 84	2.44%	0.14%	0.81%
	Age 85	1.63%	0.27%	0.00%
MultiChoice Bonus Master 8		Year 1		Renewal (Years 2-6)
	Ages 0 - 75	5.60%	0.00%	2.25%
	Ages 76 - 80	3.50%	0.00%	1.00%
MultiChoice Bonus Master 10		Year 1		Renewal (Years 2-7)
	Ages 0 - 75	7.50%	0.00%	3.25%
MultiChoice Bonus Plus		Year 1		Renewal (Years 2-7)
	Ages 0 - 79	7.50%	0.00%	3.25%
MultiChoice 7		Year 1		Renewal (Years 2-7)
	Ages 0 - 75	7.50%	0.00%	3.25%
MultiChoice Elite		Year 1		Renewal (Years 2-7)
	Ages 0 - 80	7.43%	0.00%	3.47%
MultiChoice Elite Plus		Year 1		Renewal (Years 2-7)
	Ages 0 - 80	5.93%	0.00%	2.72%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
MultiChoice IncomeFive										
	Ages 0 - 80	3.50%	0.00%	1.75%	1.50%	0.40%~	0.75%	[illegible]	[illegible]	[illegible]
	Ages 81 - 85	2.62%	0.00%	1.31%	1.12%	0.30%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice [illegible]		Option 1	Trail ^	[illegible]	Option 2	Trail ^	[illegible]	[illegible]	[illegible]	[illegible]
	Ages 0 - 80	4.25%	0.00%	[illegible]	1.75%	0.50%	[illegible]	[illegible]	[illegible]	[illegible]
	Ages [illegible]	3.00%	0.00%	1.50%	1.25%	0.35%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice [illegible]		Option 1	Trail ^	[illegible]	Option 2	Trail ^	[illegible]	[illegible]	[illegible]	[illegible]
	Ages [illegible]	[illegible]	0.00%	[illegible]	3.50%	0.80%	[illegible]	[illegible]	[illegible]	[illegible]
	Ages [illegible]	[illegible]	0.00%	[illegible]	2.25%	0.70%	[illegible]	[illegible]	[illegible]	[illegible]
MultiChoice Income [illegible]		Option 1	Trail ^	[illegible]	Option 2	Trail ^	[illegible]	[illegible]	[illegible]	[illegible]
	Ages [illegible]	6.50%	0.00%	3.25%	3.50%	0.80%	1.75%	[illegible]	[illegible]	[illegible]
	Ages 76 - 8[illegible]	5.50%	0.00%	2.75%	2.75%	0.78%	1.38%	1.13%	[illegible]	[illegible]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.90%	0.00%	3.90%	0.40%~	1.90%	0.80%~	0.70%	0.70%
Ages 76 - 80	4.90%	0.00%	2.90%	0.40%~	0.90%	0.80%~	0.55%	0.55%
Ages 81 - 85	3.90%	0.00%	1.90%	0.40%~	0.00%	0.80%~	0.40%	0.40%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.40%	0.00%	3.40%	0.40%~	1.40%	0.80%~	0.50%	0.50%
Ages 76 - 80	4.40%	0.00%	2.40%	0.40%~	0.40%	0.80%~	0.35%	0.35%
Ages 81 - 85	3.40%	0.00%	1.40%	0.40%~	0.00%	0.80%~	0.20%	0.20%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	6.50%	0.00%	3.00%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	5.00%	0.00%	2.50%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	5.50%	0.00%	2.75%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	5.25%	0.00%	3.00%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	4.00%	0.00%	3.00%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	3.00%	0.00%	1.50%
Ages 81 - 84	2.25%	0.13%	0.75%
Age 85	1.50%	0.25%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	5.00%	0.00%	2.00%
Ages 76 - 80	3.00%	0.00%	0.75%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	7.00%	0.00%	3.00%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	7.00%	0.00%	3.00%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	7.00%	0.00%	3.00%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	7.26%	0.00%	3.38%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	5.76%	0.00%	2.63%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only
*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age
[illegible]	

	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
MultiChoice Classic								
High Band (Premium >= $100,000)								
Ages 0 - 75	5.90%	0.00%	3.90%	0.40%~	1.90%	0.80%~	0.70%	0.70%
Ages 76 - 80	4.90%	0.00%	2.90%	0.40%~	0.90%	0.80%~	0.55%	0.55%
Ages 81 - 85	3.90%	0.00%	1.90%	0.40%~	0.00%	0.80%~	0.40%	0.40%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.40%	0.00%	3.40%	0.40%~	1.40%	0.80%~	0.50%	0.50%
Ages 76 - 80	4.40%	0.00%	2.40%	0.40%~	0.40%	0.80%~	0.35%	0.35%
Ages 81 - 85	3.40%	0.00%	1.40%	0.40%~	0.00%	0.80%~	0.20%	0.20%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	6.50%	0.00%	3.00%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.00%	0.00%	2.50%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.50%	0.00%	2.75%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.25%	0.00%	3.00%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	4.00%	0.00%	3.00%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	3.00%	0.00%	1.50%
Ages 81 - 84	2.25%	0.13%	0.75%
Age 85	1.50%	0.25%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	5.00%	0.00%	2.00%
Ages 76 - 80	3.00%	0.00%	0.75%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	7.00%	0.00%	3.00%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	7.00%	0.00%	3.00%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	7.00%	0.00%	3.00%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.26%	0.00%	3.38%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.76%	0.00%	2.63%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only
*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age
[redacted]	

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.75%	0.00%	3.75%	0.40%~	1.75%	0.80%~	0.65%	0.65%
Ages 76 - 80	4.75%	0.00%	2.75%	0.40%~	0.75%	0.80%~	0.50%	0.50%
Ages 81 - 85	3.75%	0.00%	1.75%	0.40%~	0.00%	0.80%~	0.35%	0.35%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.25%	0.00%	3.25%	0.40%~	1.25%	0.80%~	0.45%	0.45%
Ages 76 - 80	4.25%	0.00%	2.25%	0.40%~	0.25%	0.80%~	0.30%	0.30%
Ages 81 - 85	3.25%	0.00%	1.25%	0.40%~	0.00%	0.80%~	0.15%	0.15%
Ages 0 - 80	3.40%	0.00%	1.40%	0.40%~	0.00%	0.80%~	0.20%	0.20%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr) Ages 0 - 80	8.50%	0.00%	4.00%
	Year 1		Renewal (Years 2-5)
UT MultiChoice (10 yr) Ages 0 - 80	7.00%	0.00%	3.50%
	Year 1		Renewal (Years 2-5)
WA MultiChoice (10 yr) Ages 0 - 80	7.50%	0.00%	3.75%
	Year 1		Renewal (Years 2-5)
MultiChoice II (10 yr) Ages 0 - 80	4.27%	0.00%	2.75%
	Year 1		Renewal (Years 2-5)
MultiChoice IV (10 yr) Ages 0 - 80	3.50%	0.00%	2.75%
	Year 1		Renewal (Years 2-3)
MultiChoice (6 yr) Ages 0 - 80	2.75%	0.00%	1.38%
Ages 81 - 84	2.06%	0.11%	0.69%
Age 85	1.38%	0.23%	0.00%
	Year 1		Renewal (Years 2-6)
MultiChoice Bonus Master 8 Ages 0 - 75	4.50%	0.00%	1.75%
Ages 76 - 80	2.50%	0.00%	0.50%
	Year 1		Renewal (Years 2-7)
MultiChoice Bonus Master 10 Ages 0 - 75	6.60%	0.00%	2.75%
	Year 1		Renewal (Years 2-7)
MultiChoice Bonus Plus Ages 0 - 79	6.50%	0.00%	2.75%
	Year 1		Renewal (Years 2-7)
MultiChoice 7 Ages 0 - 75	7.00%	0.00%	3.00%
	Year 1		Renewal (Years 2-7)
MultiChoice Elite Ages 0 - 80	7.26%	0.00%	3.38%
	Year 1		Renewal (Years 2-7)
MultiChoice Elite Plus Ages 0 - 80	5.76%	0.00%	2.63%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age

[redacted]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.60%	0.00%	3.60%	0.40%~	1.60%	0.80%~	0.60%	0.60%
Ages 76 - 80	4.60%	0.00%	2.60%	0.40%~	0.60%	0.80%~	0.45%	0.45%
Ages 81 - 85	3.60%	0.00%	1.60%	0.40%~	0.00%	0.80%~	0.30%	0.30%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.10%	0.00%	3.10%	0.40%~	1.10%	0.80%~	0.40%	0.40%
Ages 76 - 80	4.10%	0.00%	2.10%	0.40%~	0.10%	0.80%~	0.25%	0.25%
Ages 81 - 85	3.10%	0.00%	1.10%	0.40%~	0.00%	0.80%~	0.10%	0.10%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	5.50%	0.00%	2.50%
UT	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	4.00%	0.00%	2.00%
WA	**Year 1**		**Renewal (Years 2-5)**
MultiChoice (10 yr)			
Ages 0 - 80	4.50%	0.00%	2.25%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	4.25%	0.00%	2.50%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	3.00%	0.00%	2.50%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	2.50%	0.00%	1.25%
Ages 81 - 84	1.88%	0.10%	0.63%
Age 85	1.25%	0.21%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	4.00%	0.00%	1.50%
Ages 76 - 80	2.00%	0.00%	0.25%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	6.00%	0.00%	2.50%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	6.00%	0.00%	2.50%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	6.00%	0.00%	2.50%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.92%	0.00%	3.21%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	5.42%	0.00%	2.46%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only
*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract Issue Age

[redacted]

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.45%	0.00%	3.45%	0.40%~	1.45%	0.80%~	0.55%	0.55%
Ages 76 - 80	4.45%	0.00%	2.45%	0.40%~	0.45%	0.80%~	0.40%	0.40%
Ages 81 - 85	3.45%	0.00%	1.45%	0.40%~	0.00%	0.80%~	0.25%	0.25%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	4.95%	0.00%	2.95%	0.40%~	0.95%	0.80%~	0.35%	0.35%
Ages 76 - 80	3.95%	0.00%	1.95%	0.40%~	0.00%	0.80%~	0.20%	0.20%
Ages 81 - 85	2.95%	0.00%	0.95%	0.40%~	0.00%	0.80%~	0.05%	0.05%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

Contract	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.00%	0.00%	2.25%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	3.50%	0.00%	1.75%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	4.00%	0.00%	2.00%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	3.75%	0.00%	2.25%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	2.50%	0.00%	2.25%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	2.25%	0.00%	1.13%
Ages 81 - 84	1.69%	0.09%	0.56%
Age 85	1.13%	0.19%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	3.50%	0.00%	1.25%
Ages 76 - 80	1.50%	0.00%	0.00%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	5.50%	0.00%	2.25%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	5.50%	0.00%	2.25%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	5.50%	0.00%	2.25%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.75%	0.00%	3.13%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.25%	0.00%	2.38%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

Contract	Issue Age
[illegible]	

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.30%	0.00%	3.30%	0.40%~	1.30%	0.80%~	0.60%	0.60%
Ages 76 - 80	4.30%	0.00%	2.30%	0.40%~	0.30%	0.80%~	0.35%	0.35%
Ages 81 - 85	3.30%	0.00%	1.30%	0.40%~	0.00%	0.80%~	0.20%	0.20%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	4.80%	0.00%	2.80%	0.40%~	0.80%	0.80%~	0.30%	0.30%
Ages 76 - 80	3.80%	0.00%	1.80%	0.40%~	0.00%	0.80%~	0.15%	0.15%
Ages 81 - 85	2.80%	0.00%	0.80%	0.40%~	0.00%	0.80%~	0.00%	0.00%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	5.00%	0.00%	2.25%
UT MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	3.50%	0.00%	1.75%
WA MultiChoice (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	4.00%	0.00%	2.00%
MultiChoice II (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	3.25%	0.00%	2.00%
MultiChoice IV (10 yr)	**Year 1**		**Renewal (Years 2-5)**
Ages 0 - 80	2.00%	0.00%	2.00%
MultiChoice (6 yr)	**Year 1**		**Renewal (Years 2-3)**
Ages 0 - 80	2.00%	0.00%	1.00%
Ages 81 - 84	1.50%	0.08%	0.50%
Age 85	1.00%	0.17%	0.00%
MultiChoice Bonus Master 8	**Year 1**		**Renewal (Years 2-6)**
Ages 0 - 75	3.00%	0.00%	1.00%
Ages 76 - 80	1.00%	0.00%	0.00%
MultiChoice Bonus Master 10	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	5.00%	0.00%	2.00%
MultiChoice Bonus Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 79	5.00%	0.00%	2.00%
MultiChoice 7	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 75	5.00%	0.00%	2.00%
MultiChoice Elite	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	6.58%	0.00%	3.04%
MultiChoice Elite Plus	**Year 1**		**Renewal (Years 2-7)**
Ages 0 - 80	5.08%	0.00%	2.29%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only
*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

AGREEMENT

This Agreement, made and entered into as of the 30th day of December, 2005 by and between Robert James & Associates, Inc., a Nevada corporation, the party of the first part (hereinafter the "Corporation", and Robert J. Tonachio, the party of the second part (hereinafter the "Officer").

WITNESSETH:

WHEREAS, the Officer agrees to serve as an Officer of the Corporation from December 30th , 2005 the date of this agreement; and

WHEREAS, the Corporation is desirous of having, and deems it to be in the best interests of the Corporation for a substantial period of time; and

WHEREAS, the Officer is desirous of continuing to serve as an Officer of the Corporation for a substantial period of time; and is willing to forego the opportunity of seeking other employment for a substantial period of time; and

WHEREAS, the Corporation is willing to issue to the Officer 5,000 shares of its 2% Convertible Preferred Stock, $.0001 par value, (see note 1) in order to induce the Officer to enter into this Agreement:

NOW, THEREFORE, in consideration of the issuance by the Corporation to the Officer of 5,000 shares of its 2% Convertible Preferred Stock, $.0001 par value(see note 1), and the mutual agreements and promises herein contained, the parties hereby agree as follows:

1. The Corporation shall cause to be issued to the Officer 5,000 shares of its 2% Convertible Preferred Stock, $.0001 par value. (See note 1)

2. The Officer agrees to continue in the employment of the Corporation for a period of five (5) years from the date of this Agreement, and, in connection therewith, agrees:

   A. To perform to the best of his ability all duties reasonably assigned to him by the Board of Directors of the Corporation, and to carry out their policies and directives.

   B. To devote the necessary time and attention to the performance of such duties.

3. The Corporation agrees to employ the Officer, subject to the terms and conditions of this Agreement, for a period of five (5) years from the date hereof.:

4. The compensation to the Officer for undertaking the duties set forth herein shall be as follows:

   A. For the fiscal year 2006, he shall receive a salary of $120,000, together with a bonus at the end such fiscal year in the amount determined in accordance with the following schedule:

   B.

Amount of Pre-tax Profit & Before Extra-ordinary Items	% of Pre-tax to Officer- Tonachio
-$100,000	0%
$100,000 - $200,000	10%
$200,000 - $300,000	15%
In Excess of $300,000	16%

C. For each succeeding fiscal year he shall receive a salary in such amount as the Board of Directors shall determine, but such salary shall not be less than the amount of $120,000.per year plus automatic escalations for inflation, together with a bonus determined in accordance with the schedule set forth in Subsection A of this Section 4.

5. The Officer agrees that, at such time as his employment with the Corporation is terminated, whether by the expiration of this Agreement or otherwise, and whether or not such termination of this agreement shall result in a breach of the terms of this Agreement by either of the parties hereto, that he will not, for a period of one (1) year from the date of such termination, engage, directly or indirectly, in any aspect of the business of National Insurance Wholesaling in geographic areas in which the Corporation is engaged, at that time. The foregoing restriction shall not prohibit the Officer from the ownership of stock or other securities of any corporation, partnership or other entity which is engaged, directly or indirectly, in competition with the Corporation in its business, so long as the interest of the Officer is limited solely to such ownership and he does not take any active part, either as an officer, director or employee, in the business of such other entity. Upon termination of this Agreement prior to December 30th 2010. In the event of his death or disability, the remainder of the sum shall be paid to his beneficiary to the end of the contract period. The Company will maintain key man insurance on Mr. Tonachio in the amount of $5,000,000.with $4,000,000 payable to the Company in the event of his death, and $1,000,000. To his designated beneficiary.

6. The parties agree that, on or before December 30th 2010, if both parties desire to continue the employment relationship created hereby, they will enter into a written extension of this Agreement, or they will enter into a new written agreement with respect to such relationship, it being the intention of the parties that the employment relationship, and more particularly the covenants contained in Section 5 hereof, shall be the subject of a written agreement between the parties.

7. In the event that the Officer shall commit any act which shall constitute a breach of any of the provisions of this Agreement then, in addition to any other remedies which the Corporation may have, at law or in equity, including injunctive relief, the Corporation shall be entitled to receive from the Officer liquidated damages in the amount of $25,000.(twenty five thousand dollars).

8. The officer represents and covenants that the 5,000 shares of Convertible Preferred Stock, $.0001 par value, to be issued to him upon the execution of this Agreement are being acquired by him for investment purposes only and not with a view to any resale, transfer, pledge, distribution or disposal thereof. He further covenants that he will not dispose of such shares without first obtaining an opinion of counsel for the Corporation that such disposition may be made without violating the provisions of the United States Securities Act of 1933, as amended, or the Nevada Securities Act, as amended and he hereby consents to the placement upon the certificate evidencing such shares of a legend setting forth its investment representation set forth herein.

9. This Agreement is to be governed by and construed in accordance with the laws of the State of Nevada.

10. The salary and bonus provisions as set forth under Section 4, and Subsections A and B shall become effective upon the successful completion of a proposed pubic offering.

Note 1. Each share of 2% Convertible Preferred Stock is convertible into 1,000 shares of common stock of the Company at the discretion of the officer after a holding period of 24 months from the closing date of the Company's Regulation A Offering estimate to be on or about August 20th 2006.

Robert James & Associates, Inc.
By____________________
Incorporator
By ____________________
Robert J. Tonachio

AMERUS Life

BANKERS LIFE OF NY An AMERUS Company

INDIANAPOLIS LIFE An AMERUS Company

Producer Contract Application

Designate insurer to which you are applying

- ☐ **AmerUs Life Insurance Company**
  Licensing and Contracting
  P.O. Box 1555
  Des Moines, IA 50306-1555
  800/800-9882
  800/531-0038 Fax
- ☐ **Bankers Life Insurance Company of NY**
  65 Froehlich Farm Blvd.
  Woodbury, NY 11797-9847
  888/900-9543
  516/390-7435 Fax
- ☐ **Indianapolis Life Insurance Company**
  Licensing and Contracting
  P.O. Box 14590
  Des Moines, IA 50306-3590
  800/800-9882
  888/329-1329 Fax

Bob Tonachio
Robert James & Associates
615 River Road
Kingston, TN 37763
Fax: 865-376-2294

Name of Distribution ______________________

A copy of your current license must be submitted along with this form. All sub-licensees on corporate license must complete the producer information on this form.

PRODUCER INFORMATION

Last Name ______________ First Name ______________ Middle Initial ______

Date Of Birth ______________ Social Security Number ______________ Male ______ Female ______

Business Street Address ______________ County ______ City ______

State ______ ZIP ______ Bus Phone ______________

Fax Number ______________ Email Address ______________

Residence Street Address ______________ County ______ City ______

State ______ ZIP ______ Residence Phone ______________

No. of years at current residence ______________

Prior Residence Address ______________ County ______ City ______

State ______ ZIP ______ No. of years at residence ______ Designation(s) ______________

CORPORATE INFORMATION *(Complete this section if commissions are to be paid to a corporation. Corporation must be licensed)*

Corporate Name ______________ Tax I.D. Number ______________

Name(s) on corporate license ______________

____

Business Address ______________
Street County City State Zip

OVERNIGHT DELIVERY ADDRESS

Address ______________

RECRUITER INFORMATION

Recruiter Corporate or Individual Name ROBERT TONACHIO

Recruiter Phone 865-376-4925 Recruiter Fax 865-376-2294

Recruiter Number ______________

COMPANY AFFILIATIONS

Company	From	To	Type of Contract	Current Status

[redacted]

61010 8/04

TURN OVER

Have you, the corporation, or any officer, director, or employee of the corporation:

a. Are you presently or have you ever been contracted with AmerUs Life, Indianapolis Life, or Bankers Life of New York? .... ☐ Yes ☐ No
   If you answered yes to the above question, please provide producer code and details including states licensed in ______________________
   (Please include copy(ies) of license(s) & Non-Resident Fees)

b. Do you have any new business pending? .... ☐ Yes ☐ No
   If you answered yes to the above question, please include client's name, the date application was signed and the state application was signed in ______________________

c. Do you presently have Error's & Omissions coverage? ☐ Yes ☐ No. If yes, provide Carrier and Policy number ______________________
   Attach carrier declaration page

d. Ever been subject to any claims resulting in payment by your E & O carrier? .... ☐ Yes ☐ No

e. Do you hold a Securities License; if so who is your broker/dealer? ______________________ ☐ Yes ☐ No

f. Has your insurance license ever been revoked? .... ☐ Yes ☐ No

g. Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☐ No

h. Have you ever been convicted of a felony? .... ☐ Yes ☐ No
   If yes, attach a separate explanation, which specifies the nature of the conviction, and when and where the conviction occurred.
   If yes, have you obtained consent from the State Insurance Commissioner to work in the business of insurance? ☐ Yes (please attach copy) ☐ No
   I also certify that, if appointed, I will report any future conviction of a felony to the company's Legal department within seventy-two (72) hours of conviction.

i. Have you; the corporation; any officer, director, or employee of the corporation; or any company or agency represented by either you or the corporation been sued because of any allegation of wrongdoing as an insurance producer? .... ☐ Yes ☐ No

j. Is your or the corporation's commission account with any other insurer in a negative position or in dispute, or have either of you been sued by an insurer to recover commissions or other amounts? .... ☐ Yes ☐ No

k. Have you ever been sued or subjected to regulatory inquiry or action as a result of any activity relating to the promotion or sale of securities or other investments? .... ☐ Yes ☐ No

l. Have you filed for bankruptcy in the last 7 years? .... ☐ Yes ☐ No

m. If you answered yes to any of the above questions, please provide an explanation for each. (Attach a separate sheet if necessary).

____

AUTHORIZATION AGREEMENT FOR AUTOMATIC DEPOSIT (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life, Bankers Life, Indianapolis Life, and the financial institution named below to initiate credit entries to my account and to reverse any entries made in error. I understand that the company will give me prior notice of any such reversal.

Depositor Name SEE ATTACHED EFT INFORMATION OR LETTER OF ACKNOWLEDGEMENT   Bank Transit ABA Number ______________________

Account Number ______________________

This authorization is to remain in full force and effect until AmerUs Life, Bankers Life, or Indianapolis Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life, Bankers Life, or Indianapolis Life a reasonable opportunity to act on it. **Note:** In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Taxpayer Identification Number (TIN)

Enter your taxpayer identification number or social security number ______________________

Certification - Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and:
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

PRODUCER AGREEMENT

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Life, Bankers Life Insurance Company of NY, or Indianapolis Life Contract and I understand this Application will form and become a part of my Contract. I agree that, upon approval of this Application, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from the Insurer that my Application has been approved and that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Insurer.

Producer Signature ______________________ Date ____________

If signing on behalf of a corporation, please specify officer title. ______________________

[redacted]

Bob Tonachio
Robert James & Assocaites
615 River Road
Kingston, TN 37763

INDIANAPOLIS LIFE
An AMERUS Company

BANKERS LIFE OF NY
An AMERUS Company

AMERUS Life

Indianapolis Life Insurance Company
Licensing and Contracting
P.O. Box 14590
Des Moines, IA 50306-3590
800/800-9882
888/329-1329 Fax

Bankers Life Insurance Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

AmerUs Life Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
800/531-0038 Fax

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports
In making this application for an Producer's Contract, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performed in preparing such reports. The Vector Insurance network will be checked for any reported outstanding producer debt with previous employers. I hereby authorize AmerUs Life, Bankers Life Insurance Company of NY, and Indianapolis Life to procure a credit report and/or consumer investigative report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California, Minnesota, and Oklahoma Residents Only
Pursuant to the laws and regulations of the states of California, Minnesota, and Oklahoma, you are hereby notified that a consumer credit report will be obtained through Professional Resource Screening, P. O. Box 5130, Concord, CA 94524, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: ______________________ Signature of Producer: ______________________

Social Security Number: ______________________ Printed Name: ______________________

[redacted]

14030 7/04

AMERUS Life

AmerUs Life
Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
515/557-2669 Fax

Assignment of Commissions

FOR VALUE RECEIVED, the undersigned, ______________________________, herein called "AGENT", does hereby assign, transfer, and set over unto

____,

herein called "CORPORATION", a corporation organized under the laws of the State of ________________________, all right, title and interest of the undersigned in commissions due the undersigned from the AmerUs Life Insurance Company, Des Moines, Iowa,

dated __________________, by and between AGENT and the AmerUs Life Insurance Company and any contracts with any subsidiary of such company, herein called "Company". This Assignment is effective for all business written on and after the date of acceptance hereof, but shall have no effect on compensation paid for business written prior to such date.

AGENT hereby warrants that the Assignment is proper and lawful, in the knowledge that the Company will rely on such warranty, and warrants also to save the said Company harmless from any costs or expenses whatever, including attorney fees, that it may incur because of such reliance.

Executed at ____, _______, this _____ day of ______________________________, 20___.

______________________________________ Witness

______________________________________ Agent

Assignment accepted this ______ day of __________________________, 20______.

AMERUS LIFE INSURANCE COMPANY

by: ______________________________________

as its ______________________________________

____
General Agent (Consent)

____
Tax ID Number

[redacted]

14906 1/04

AMERUS Life

Mail to:
AmerUs Life
Insurance Company
Licensing and Contracting
611 Fifth Ave.
Des Moines, IA 50309
800/800-9882
515/242-2385 Fax

Assignment of Entire Contract

FOR VALUE RECEIVED, the undersigned, ______________________________, herein called "AGENT", does hereby assign, transfer, and set over unto

____,

herein called "CORPORATION", a corporation organized under the laws of the State of ________________________, all right, title, and interest in and to the "Writing Agent's Contract" dated __________________, by and between AGENT and the AmerUs Life Insurance Company and any contracts with any subsidiary of such company, herein called "Company". This Assignment is effective for all business written on and after the date of acceptance hereof, but shall have no effect on compensation paid for business written prior to such date. This Assignment shall apply not merely to commissions and benefits, but to all rights, privileges, duties, and obligations under said Contract.

AGENT hereby warrants that the Assignment is proper and lawful, in the knowledge that the Company will rely on such warranty, and warrants also to save the said Company harmless from any costs or expenses whatever, including attorney fees, that it may incur because of such reliance.

Executed at ____, _______, this _____ day of ________________________________, 20___.

____ Witness

____ Agent

Assignment accepted this ______ day of __________________________, 20______.

AMERUS LIFE INSURANCE COMPANY

by: ____

as its ____

____ General Agent (Consent)

General Agent under Master General Agent Agreement

Keyport Life Insurance Company

Sun Life Financial℠

1. Instructions

Please execute two copies of this Agreement by providing the signature of an authorized officer. Please retain one copy for your records.

IMPORTANT: Please fax or mail one copy of this agreement to:

Sun Life Financial
Keyport – Licensing Department
P.O. Box 9133
Wellesley Hills, MA 02481

Fax Number: 401-334-8425

Bob Tonachio
Robert James & Associates
615 River Road
Kingston, TN 37763
Fax: 865-76-2294

In addition, please be aware that each agent requesting an appointment with Keyport Life Insurance Company will need to complete the License/Appointment Data Sheet.

2. General Information

Please PRINT clearly.

PLEASE PRINT CLEARLY >>

Name of Master General Agent **Robert Tonachio**			
Name of Co-Master General Agent (if applicable)			
Name of General Agent			
Address			
City	County	State	Zip
I.R.S. Number	Business Phone Number		

3. License Information

Please attach a copy of current licenses.

Qualified to sell Life or Life and Variable in the following states:

4. Personnel Contacts (if applicable)

Licensing	Telephone

5. Policy Delivery Information

Policies sold by the firm should should be sent to:

☐ Home Office ☐ Agent of Record ☐ Participant/Owner

If left blank, policies will be mailed to the Agent of Record.

License/Appointment Data Sheet
Keyport Life Insurance Company

Sun Life Financial℠

Bob Tonachio
Robert James & Assoc.
615 River Road
Kingston, TN 37763
Fax: 865-376-4925

1. Instructions

To sell Keyport Life Insurance Company Fixed and Variable Annuities products an Agent/Broker must first be properly licensed and then appointed by Keyport Life Insurance Company, a member of the Sun Life Financial group of companies. This form is designed to help expedite this process.

I would like to sell the following Keyport Life Insurance Company products:

Please check appropriate box(es).

☐ Fixed annuities ☐ Variable annuities

in the states of:

Please attach a copy of the state insurance licenses for which you are requesting an appointment.

NOTE: This application for licensing/appointment will only be processed if the General Agent and/or Broker/Dealer with whom you are affiliated has signed and returned a Keyport selling agreement and complied with applicable corporate licensing requirements.

IMPORTANT: When completed, please mail or fax to:

Sun Life Financial
Keyport – Licensing Department
P.O. Box 9133
Wellesley Hills, MA 02481

Fax Number: 401-334-8425

For more information or assistance, please call 1-800-367-3653 prompt #3 twice.

2. Personal Data

Please PRINT clearly.

Name	☐ Male ☐ Female	Social Security Number
General Agency/Broker Dealer		
Business Address		
Residence Address		
Business Phone	Residence Phone	Date of Birth (m/d/y)

Have you ever had any license (other than Driver's license) canceled, refused, suspended, restricted, or revoked? . . . . ☐ Yes ☐ No

If "Yes," please provide details.

Have you ever been convicted of or pled guilty or nolo contendere ("No Contest") to: (1) any felony; or (2) any crime involving insurance or investments, fraud, dishonesty, false statements or omissions, wrongful taking of property, or forgery; or (3) a violation of any federal law? . . . . ☐ Yes ☐ No

If "Yes," please provide details.

Are you a registered representative? . . . . ☐ Yes ☐ No
If "No," please read and sign Section 2 on Page 2 and return it with this form.

Is this a request for Keyport Life Insurance Company to sponsor your resident license application? . . . . ☐ Yes ☐ No
If "Yes," please read and sign Section 2 on page 2 and return it with this form.

3. Investigative Consumer Report Release Form; Broker Background Check

In connection with my contracting and/or appointment as an insurance broker with Keyport Life Insurance Company, and/or any of its affiliated companies, ("the Company"), I understand that the Company will obtain an investigative consumer report on me. The Company may also obtain updates to this investigative consumer report from time to time. This background inquiry will include, among other things, reviews of companies I have associated with, former supervisors, consumer credit, criminal convictions, motor vehicle records, court records, and insurance department files. It will also include information as to my character, work habits, performance and experience along with reasons for leaving previous employers. Further, I understand the Company may be requesting information from various Federal, State, and other agencies which maintain records concerning my past activities relating to my driving, credit, criminal, civil and other experiences and those of any business entity with which I have been associated. I understand that upon written request I will be given a list of the areas which will be researched and included in the investigative consumer report into my background.

I authorize any party or agency contacted by the Company, its representatives, or a consumer reporting agency with which it has contracted for services, to furnish the above-mentioned information directly to the Company, its representatives or the consumer reporting agency, and to rely on a copy of this release as if it were the original. I hereby consent to the Company or its representatives obtaining the above information directly from me or from any source. I have and understand the summary of my rights under the federal Fair Credit Reporting Act, located at www.ftc.gov/os/statutes/fcra.htm.

California Residents: I acknowledge reviewing the summary of Section 1786.22 of the California Investigation Consumer Reporting Agencies Act at www.privacyprotection.ca.gov outlining my rights under California law in connection with the investigative consumer report. Pursuant to the California Investigation Consumer Reporting Agencies Act, you have a right to request a copy of the investigative consumer report from the following agency:

Business Information Group, Inc.
P.O. Box 130
Southampton, PA 18966
(Tel. 800-260-1680)

Do you wish to have a copy of the report sent to you by the Company? .... ☐ Yes ☐ No

Name	Drivers License Number
Signature X	Date (m/d/y)

Bob Tonachio
Robert James & Associates
615 River Road
Kingston, TN 37763

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Tennessee on 10/10/06.

ROBERT JAMES & ASSOCIATES, INC.

By [signature]
Title: President

By [signature]
Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

[signature] Robert J. Tonachio, Sr.	Director	~~August 25~~ October 10, 2006.